Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ROCKET FUEL INC.,
a Delaware corporation,
DENALI ACQUISITION SUB, INC.,
a Delaware corporation,
DENALI ACQUISITION SUB II, LLC,
a Delaware limited liability company,
X PLUS TWO SOLUTIONS, INC.,
a Delaware corporation,
and
Shareholder Representative Services LLC as the Stockholders’ Agent

___________________________
Dated as of August 4, 2014
___________________________

TABLE OF CONTENTS
Page

ARTICLE I The Merger	2

1.1	The Merger 2

1.2	Closing Deliveries 4

1.3	Effect on Company Capital Stock, Company Options and Company Warrants 7

1.4	Payment and Exchange Procedures 11

1.5	No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants 14

1.6	Company Net Working Capital Adjustment 14

1.7	Tax Consequences 16

1.8	Certain Taxes 16

1.9	Withholding Rights 16

1.10	Taking of Necessary Action; Further Action 16

ARTICLE II Representations and Warranties of the Company	17

2.1	Organization, Standing, Power and Subsidiaries 17

2.2	Capital Structure 17

2.3	Authority; Non-contravention 20

2.4	Financial Statements; No Undisclosed Liabilities; Absence of Changes 21

2.5	Litigation 23

2.6	Restrictions on Business Activities 23

2.7	Compliance with Laws; Governmental Permits 24

2.8	Title to, Condition and Sufficiency of Assets 24

2.9	Intellectual Property 25

2.10	Taxes 35

2.11	Employee Benefit Plans and Employee Matters 38

2.12	Interested Party Transactions 43

2.13	Insurance 43

2.14	Books and Records 43

2.15	Material Contracts 44

2.16	Transaction Fees 47

2.17	Anti-Corruption Law 47

2.18	Environmental, Health and Safety Matters 47

2.19	Export Control Laws 48

2.20	Customers 48

2.21	Suppliers 48

2.22	Proxy Statement; Stockholder Notice 49

2.23	Disclaimer of Other Representations and Warranties 49

ARTICLE III Representations and Warranties of Acquirer and Merger Subs	49

3.1	Organization and Standing 49

3.2	Authority; Non-contravention 49

3.3	Issuance of Shares; RSUs 50

3.4	Proxy Statement; Stockholder Notice 50

3.5	No Prior Merger Sub Operations 50

3.6	Cash Resources 50

3.7	SEC Filings 50

ARTICLE IV Conduct Prior to the Effective Time	51

4.1	Conduct of the Business; Notices 51

4.2	Restrictions on Conduct of the Business 52

4.3	Updates to Company Disclosure Letter 55

4.4	Certain Limitations 55

ARTICLE V Additional Agreements	56

5.1	Board Recommendation, Stockholder Approval and Stockholder Notice 56

5.2	No Solicitation 57

5.3	Confidentiality; Public Disclosure 58

5.4	Reasonable Best Efforts; Regulatory Approvals 59

5.5	Third-Party Consents; Notices 60

5.6	Litigation 60

5.7	Access to Information 60

5.8	Spreadsheet 61

5.9	Expenses; Company Debt 61

5.10	Employees 62

5.11	Termination of Benefit Plans 62

5.12	Acquirer RSUs 63

5.13	Cash Incentive Awards 63

5.14	Certain Closing Certificates and Documents 63

5.15	Tax Matters 63

5.16	280G Stockholder Approval 64

5.17	Director and Officer Matters 64

5.18	Indemnification of Company Directors and Officers 64

5.19	Nasdaq Listing 65

5.20	Black Duck Audit 65

ARTICLE VI Conditions to the Merger	66

6.1	Conditions to Obligations of Each Party to Effect the Merger 66

6.2	Additional Conditions to Obligations of the Company 66

6.3	Additional Conditions to the Obligations of Acquirer 66

ARTICLE VII Termination	68

7.1	Termination 68

7.2	Effect of Termination 69

ARTICLE VIII Escrow Fund and Indemnification	70

8.1	Escrow Fund 70

8.2	Indemnification 71

8.3	Indemnifiable Damage Threshold; Other Limitations 73

8.4	Period for Claims 74

8.5	Claims 75

8.6	Resolution of Objections to Claims 76

8.7	Stockholders’ Agent 77

8.8	Third-Party Claims 78

8.9	Treatment of Indemnification Payments 79

8.10	Sole and Exclusive Remedy 79

ARTICLE IX General Provisions	79

9.1	Survival of Representations, Warranties and Covenants 79

9.2	Notices 80

9.3	Interpretation 81

9.4	Amendment 82

9.5	Extension; Waiver 82

9.6	Counterparts 82

9.7	Entire Agreement; Parties in Interest 82

9.8	Assignment 83

9.9	Severability 83

9.10	Remedies Cumulative; Specific Performance 83

9.11	Arbitration; Submission to Jurisdiction; Consent to Service of Process 83

9.12	Governing Law 84

9.13	Rules of Construction 84

9.14	Plan of Merger 84

9.15	Representation By Counsel 85

Exhibits

Exhibit A    -    Definitions
Exhibit B    -    Form of Written Consent
Exhibit C    -    Form of Benefits Waiver
Exhibit D-1    -    Form of Stockholder Agreement
Exhibit D-2    -    Form of Joinder Agreement
Exhibit E    -    Form of Investor Representation Letter
Exhibit F-1    -    Form of First Certificate of Merger
Exhibit F-2    -    Form of Second Certificate of Merger
Exhibit G    -    Form of Investor Rights Agreement
Exhibit H    -    Form of Legal Opinion
Exhibit I    -    Form of Merger Consideration Election Form
Exhibit J-1    -    Form of FIRPTA Notice
Exhibit J-2    -    Form of FIRPTA Notification Letter
Exhibit K    -    Form of Option Waiver
Exhibit L    -    Form of Cash Bonus and Release Agreement
Exhibit M    -    Form of Parachute Payment Waiver

Schedules

Company Disclosure Letter
Schedule A        -    Transitional Employees
Schedule B        -    Key Employees
Schedule C        -    Specified Employees
Schedule 1.2(b)(xviii)-1    -    Specified Contractors
Schedule 1.2(b)(xviii)-2    -    Terminated Contractors
Schedule 4.2        -    Permitted Conduct
Schedule 1.2(b)(v)        -    Consenting Stockholders
Schedule 1.2(b)(xix)        -    Contracts to be Amended or Terminated
Schedule 5.13        -    Cash Incentive Awards

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 4, 2014 (the “Agreement Date”), by and among Rocket Fuel Inc., a Delaware corporation (“Acquirer”), Denali Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub I”), Denali Acquisition Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquirer (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), X Plus Two Solutions, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the agent of the Converting Holders (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS

A.
Acquirer, Merger Sub I and the Company intend to effect a merger of Merger Sub I with and into the Company in accordance with this Agreement and Delaware Law (the “First Merger”). Upon consummation of the First Merger, Merger Sub I will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer and, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Merger Sub II (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Merger”) in accordance with this Agreement and Delaware Law.

B.
The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Delaware Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.
The board of directors of Merger Sub I has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of Merger Sub I and the stockholder of Merger Sub I and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub I, adopt this Agreement and approve the First Merger. The managers of Merger Sub II have approved this Agreement and the Second Merger.

D.
The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub I, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

E.
Acquirer, the Merger Subs and the Company intend that the First Merger and Second Merger are integrated steps in the transaction contemplated by this Agreement and will together qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

F.
Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and the Merger Subs’ willingness to enter into this Agreement, the employees set forth on Schedule B (each, a “Key Employee”) and the employees set forth on Schedule C (each, a “Specified Employee”) have each executed Acquirer’s customary form of (1) employment offer letter that will include a restriction on the sale of Acquirer Common Stock for 12 months following the Closing Date for the Key Employees, together with a confidential information and assignment agreement (together, an “Offer Letter”) and (2) non-competition agreement (a “Non-Competition Agreement”).

G.
Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and the Merger Subs’ willingness to enter into this Agreement, certain employees of the Company are executing a benefits waiver in favor of the Company and Acquirer in substantially the form attached hereto as Exhibit C (a “Benefits Waiver”), to become effective upon the Closing.

H.
Promptly following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit B (a “Written Consent”) executed by the Company Stockholders identified on Schedule 1.2(b)(v) (the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent (i) a stockholder agreement in substantially the form attached hereto as Exhibit D-1 (the “Stockholder Agreement”) executed by each Consenting Stockholder and (ii) an investor representation letter in substantially the form attached hereto as Exhibit E (an “Investor Representation Letter”) executed by each Consenting Stockholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Article I
THE MERGER
1.1    The Merger.
(a)    First Merger and Second Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease. The Company will continue as the surviving corporation in the First Merger (sometimes referred to herein as the “First Step Surviving Corporation”) and as a wholly owned subsidiary of Acquirer. Upon the terms and subject to the conditions set forth herein, at the Second Effective Time (as defined below), the First Step Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease and Merger Sub II shall continue as the surviving entity (sometimes referred to herein as the “Final Surviving Entity”).
(b)    Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Law.
(c)    Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that if such Business Day would otherwise occur anytime during the final 15 days of a fiscal quarter of Acquirer, then Acquirer may, in its discretion, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Acquirer, in which case the Closing shall be held on such first Business Day (so long as all of the conditions set forth in Article VI (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day), or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(d)    Effective Time and the Second Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit F-1 (the “First Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the First Certificate of Merger (the “Effective Time”). Promptly following the Effective Time, but in no event later than three Business Days thereafter, the Company and Merger Sub II shall cause a certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit F-2 (the “Second Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Second Effective Time”).
(e)    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:
(i)    At the Effective Time (A) the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the First Certificate of Merger, until thereafter amended as provided by Delaware Law, (B) the Acquirer and the Company shall take all actions necessary to cause the bylaws of the First Step Surviving Corporation to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time and (C) the Company shall take all actions necessary to cause the directors and officers of Merger Sub I immediately prior to the Effective Time to be the only directors and officers of the First Step Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation; and
(ii)    At the Second Effective Time (A) the Certificate of Formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be amended and restated as of the Second Effective Time to read as set forth in the Second Certificate of Merger, until thereafter amended as provided by Delaware Law, (B) the Limited Liability Company Agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall become the Limited Liability Company Agreement of the Final Surviving Entity, until thereafter amended as provided by Delaware Law, (C) the managers of Merger Sub II immediately prior to the Second Effective Time shall be the sole managers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed and (D) the officers of Merger Sub II immediately prior to the Second Effective Time shall be the sole officers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed.
1.2    Closing Deliveries.
(a)    Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) and Section 6.2(c) has been satisfied;
(ii)    the Escrow Agreement, executed by Acquirer and the Escrow Agent;
(iii)    the Fifth Amended and Restated Investor Rights Agreement, in substantially the form attached hereto as Exhibit G (the “Investor Rights Agreement”), executed by Acquirer, the stockholders of Acquirer necessary to amend the Fourth Amended and Restated Investor Rights Agreement.
(b)    Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a), Section 6.3(e) and Section 6.3(f) has been satisfied;
(ii)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, and (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the provisions of Delaware Law and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;
(iii)    a written opinion from the Company’s outside legal counsel, substantially in the form of Exhibit H, dated as of the Closing Date and addressed to Acquirer, and dated as of the Closing Date;
(iv)    written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person prior to the Closing and (II) has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates, the First Step Surviving Corporation and/or the Final Surviving Entity;
(v)    one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;
(vi)    the Stockholder Agreement, executed by each Consenting Stockholder and a joinder agreement in substantially the form attached hereto as Exhibit D-2 (each a “Joinder Agreement”) signed by that number of holders of Company Capital Stock which, when combined with the Consenting Stockholders, represent at least 90% of the outstanding Company Capital Stock as of immediately prior to Closing;
(vii)    the Escrow Agreement, executed by Stockholders’ Agent and the Escrow Agent;
(viii)    Offer Letters, effective as of the Closing, executed by each Key Employee, Specified Employee and Continuing Employee;
(ix)    Non-Competition Agreements, effective as of the Closing, executed by each Key Employee and Specified Employee;
(x)    Investor Representation Letters duly completed and executed by each Person that has properly made a Stock Election and that is entitled to receive shares of Acquirer Common Stock pursuant to Section 1.3;
(xi)    evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, effective as of, and contingent upon, the Effective Time;
(xii)    unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (the “401(k) Plan”) and the Company Option Plan, and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;
(xiii)    a certificate from the Secretary of State of the States of Delaware and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;
(xiv)    evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, redemption rights and rights of notice of any Company Securityholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;
(xv)    the Spreadsheet completed to include all of the information specified in Section 5.8 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;
(xvi)    the Company Closing Financial Certificate;
(xvii)    FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit J-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit J-2, dated as of the Closing Date and executed by the Company;
(xviii)    (A) a contractor agreement duly executed by each Person set forth on Schedule 1.2(b)(xviii)-1 (the “Specified Contractors”) in a form reasonably satisfactory to Acquirer and (B) evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company set forth on Schedule 1.2(b)(xviii)-2, to be effective no later than immediately prior to the Closing;
(xix)    evidence reasonably satisfactory to Acquirer of the amendment or termination, as applicable, of each of the Contracts listed on Schedule 1.2(b)(xix), as described therein;
(xx)    the First Certificate of Merger and the Second Certificate of Merger, executed by the Company;
(xxi)    payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt);
(xxii)    an amendment, waiver and consent, in substantially the form attached hereto as Exhibit K (an “Option Waiver”), executed by each Company Optionholder who is a Key Employee, Specified Employee or Continuing Employee;
(xxiii)    a cash bonus and release agreement, in substantially the form attached hereto as Exhibit L (a “Cash Bonus Release Agreement”), executed by each Continuing Employee that has been promised Company Options;
(xxiv)    a parachute payment waiver, in substantially the form attached hereto as Exhibit M (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.16; and
(xxv)    evidence reasonably satisfactory to Acquirer of (A) the exercise of the Company Warrants prior to or as of, and contingent upon, the Closing or (B) acknowledgment that the Company Warrants shall terminate effective upon the Effective Time.
Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.3    Effect on Company Capital Stock, Company Options and Company Warrants.
(a)    Treatment of Company Capital Stock, Company Options and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder or any other Person:
(xxvi)    Company Series A-1 Preferred Stock Held by Electing Investors. Each share of Company Series A-1 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Electing Investor Series A-1 Total Cash per Share Amount and (B) the Electing Investor Series A-1 Total Stock per Share Amount.
(xxvii)    Company Series A-1 Preferred Stock Held by Non-Electing Investors. Each share of Company Series A-1 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Non-Electing Investor Series A-1 Total Cash per Share Amount.
(xxviii)    Company Series A-2 Preferred Stock Held by Electing Investors. Each share of Company Series A-2 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Electing Investor Series A-2 Total Cash per Share Amount and (B) the Electing Investor Series A-2 Total Stock per Share Amount.
(xxix)    Company Series A-2 Preferred Stock Held by Non-Electing Investors. Each share of Company Series A-2 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Non-Electing Investor Series A-2 Total Cash per Share Amount.
(xxx)    Company Series B Preferred Stock Held by Electing Investors. Each share of Company Series B Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Electing Investor Series B Total Cash per Share Amount and (B) the Electing Investor Series B Total Stock per Share Amount.
(xxxi)    Company Series B Preferred Stock Held by Non-Electing Investors. Each share of Company Series B Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Non-Electing Investor Series B Total Cash per Share Amount.
(xxxii)    Company Series C Preferred Stock Held by Electing Investors. Each share of Company Series C Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Electing Investor Series C Total Cash per Share Amount and (B) the Electing Investor Series C Total Stock per Share Amount.
(xxxiii)    Company Series C Preferred Stock Held by Non-Electing Investors. Each share of Company Series C Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Non-Electing Investor Series C Total Cash per Share Amount.
(xxxiv)    Company Series C-1 Preferred Stock Held by Electing Investors. Each share of Company Series C‑1 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Electing Investor Series C-1 Total Cash per Share Amount and (B) the Electing Investor Series C-1 Total Stock per Share Amount.
(xxxv)    Company Series C-1 Preferred Stock Held by Non-Electing Investors. Each share of Company Series C‑1 Preferred Stock, including any Unvested Company Shares, held by a Converting Holder that is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Non-Electing Investor Series C-1 Total Cash per Share Amount.
(xxxvi)    Company Common Stock Held by Electing Investors. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder who is an Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Participating Electing Investor Cash per Share Amount and (B) a number of shares of Acquirer Common Stock equal to the Participating Electing Investor Stock per Share Amount.
(xxxvii)    Company Common Stock Held by Non-Electing Investors. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder who is a Non-Electing Investor immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Participating Non-Electing Investor Cash per Share Amount.
(xxxviii)    Company Options. (A) Each In the Money Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall without any further action on the part of any holder thereof, be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer, (B) each vested Company Option that is not an In the Money Option immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer, (C) each unvested Company Option shall be terminated and cancelled at the Effective Time, and (D) no Company Option shall be substituted with any equivalent option or right to purchase Acquirer Common Stock. Upon cancellation thereof at the Effective Time, each In the Money Option shall be converted into and represent the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, with respect to each share of Company Common Stock underlying such In the Money Option, equal to the Participating Non-Electing Investor Cash per Share Amount less the per share exercise price of such In the Money Option (the “Option Payments”). The amount of cash each Converting Holder holding In the Money Options is entitled to receive for such In the Money Options shall be rounded to the nearest cent and computed after aggregating cash amounts for all In the Money Options held by such Converting Holder and will be reduced by any applicable payroll, income tax or other withholding taxes. Upon cancellation thereof, no payment shall be made with respect to any Company Option that is not an In the Money Option. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(xiii).
(xxxix)    Company Warrants. Each Company Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Merger.
(xl)    Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be paid and issued, respectively, by Acquirer to the Company Securityholders pursuant to this Section 1.3 exceed the Merger Consideration.
(b)    Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(c)    Treatment of Merger Sub I Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of Acquirer, Merger Sub I or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of the First Step Surviving Corporation into which the shares of Merger Sub I capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub I capital stock will evidence ownership of such number of shares of common stock of the First Step Surviving Corporation.
(d)    Treatment of Merger Sub II Membership Interests. At the Second Effective Time, by virtue of the Second Merger, each share of common stock of the First Step Surviving Corporation that is issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof. At the Second Effective Time, each membership interest of Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time will constitute one membership interest of the Final Surviving Entity. Such membership interest shall be the only membership interest of the Final Surviving Entity that is issued and outstanding immediately after the Second Effective Time.
(e)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(f)    Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company or Stockholders’ Agent shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company or Stockholders’ Agent, as applicable, withdrawals of such demands and any other instruments related to such demands served pursuant to Delaware Law and received by the Company and (ii) the right to direct, in consultation with the Company (prior to the Effective Time) and the Stockholders’ Agent (after the Effective Time), all negotiations and proceedings with respect to such demands under Delaware Law. The Company (prior to the Effective Time) or the Stockholders’ Agent (after the Effective Time), as applicable, shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(f) and under Delaware Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law by any other Company Stockholder.
(g)    Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(h)    Fractional Shares. The number of shares of Acquirer Common Stock into which a Converting Holder’s shares of Company Capital Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Acquirer Common Stock. In lieu of any fractional shares of Acquirer Common Stock to which any Converting Holder would otherwise be entitled (after aggregating, for each particular stock certificate representing Company Capital Stock, all fractional shares of Acquirer Common Stock to be received by such holder), such Converting Holder shall receive from Acquirer an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Acquirer Stock Price.
(i)    No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger and the other Transactions.
1.4    Payment and Exchange Procedures.
(a)    Consideration Election.
(i)    Prior to or concurrently with the mailing of the information statement as provided in Section 5.1(c) hereof, the Company will send to each Company Securityholder (other than Company Optionholders) and each MRP Participant an election form (the “Merger Consideration Election Form”) in the form attached hereto as Exhibit 1.4(a). Each Company Securityholder (other than Company Optionholders) and each MRP Participant must deliver to the Paying and Exchange Agent (with a copy to the Company), no later than August 18, 2014 (the “Election Deadline”), a Merger Consideration Election Form electing whether to receive the Merger Consideration in the form of a combination of cash and shares of Acquirer Common Stock (a “Stock Election”). Any eligible Converting Holder (whether as a Company Securityholder or MRP Participant) that makes a Stock Election must also deliver an Investor Representation Letter in order for such Stock Election to be valid. Any Company Capital Stock, Company Warrants or MRP Interest with respect to which the Paying and Exchange Agent has not received an effective, properly made Stock Election and delivered an Investor Representation Letter on or before the Election Deadline (other than any shares of Company Capital Stock that constitute Dissenting Shares as of such time) , any In the Money Options, and any shares of Company Capital Stock that constitute Dissenting Shares (whether or not a Merger Consideration Election Form has been received with respect to such shares and without regard to the elected Merger Consideration specified on such form, if any) shall be deemed to have elected to receive any Merger Consideration solely in cash (as “Cash Election”).
(ii)    Any Stock Election shall have been properly made only if the Company and the Paying and Exchange Agent shall have actually received a properly completed Merger Consideration Election Form together with an executed Investor Representation Letter on or prior to the Election Deadline. Subject to the terms of this Agreement and of the Merger Consideration Election Form, the Paying and Exchange Agent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the Merger Consideration Election Forms, and any good faith decisions of the Paying and Exchange Agent regarding such matters shall be binding and conclusive. Acquirer shall cause the Paying and Exchange Agent to work in good faith with any Company Securityholder and/or MRP Particpant to correct any defect in a Merger Consideration Election Form so as to make such Merger Consideration Election Form not defective.
(b)    Surrender of Certificates.
(iii)    Promptly after the Closing Date, to the extent not previously delivered, Acquirer shall mail, or cause to be mailed, a letter of transmittal in a form reasonably satisfactory to Acquirer (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time, and that has delivered its Certificates (as defined below) together with a properly completed and duly executed Letter of Transmittal. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Acquirer (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(b)(vi)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates.
(iv)    At or immediately following the Closing, Acquirer shall (i) cause to be deposited with U.S. Bank National Association (or other bank or trust company as Acquirer may choose in its discretion) (the “Paying and Exchange Agent”) the Merger Consideration less the Escrow Amount and Extended Escrow Amount and (ii) cause to be deposited with U.S. Bank National Association (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) the Escrow Amount and the Extended Escrow Amount.
(v)    As soon as reasonably practicable after the date of delivery to the Paying and Exchange Agent of a Certificate (or an affidavit of loss as described in Section 1.4(b)(vi)), together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive, subject to Section 1.4(e), (I) the amount of cash and (II) subject to receipt of a valid Stock Election, the number of shares of Acquirer Common Stock that such holder has the right to receive pursuant to Section 1.3(a) in respect of such Certificate and (B) such Certificate shall be cancelled.
(vi)    Any certificates or book-entry entitlements representing the shares of Acquirer Common Stock to be issued pursuant to Section 1.3(a) shall bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):
“(1)    THE SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.
(2)    THE SHARES EVIDENCED HEREBY ARE SUBJECT TO INDEMNITY AND ESCROW OBLIGATIONS AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”
It is Acquirer’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Acquirer’s books and records in book entry only, with appropriate notations reflecting the applicable legends.
(vii)    Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying and Exchange Agent, subject to Section 1.4(e), (A) to pay to each Converting Holder by check or wire transfer of same‑day funds the aggregate amount of cash payable to such Converting Holder pursuant to Section 1.3(a) and (B) to deliver to each Converting Holder the aggregate number of shares of Acquirer Common Stock issuable to such Converting Holder pursuant to Section 1.3(a), in each case other than in respect of Dissenting Shares to holders thereof, and in each case as promptly as practicable following the submission of a Certificate to the Paying and Exchange Agent and a duly executed Letter of Transmittal by such Converting Holder.
(viii)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Paying and Exchange Agent, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Acquirer may direct as indemnity against any claim that may be made against it with respect to such document, the Paying and Exchange Agent will, subject to Section 1.4(e), pay and deliver, respectively, in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable and issuable, respectively, pursuant to Section 1.3(a).
(c)    Surrender of Options. Acquirer shall, within 30 days following the Closing Date, cause the Option Payments to be paid, subject to Section 1.4(e), to each Company Optionholder holding In the Money Options, through Acquirer’s or the First Step Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed Option Waiver prior to the Closing.
(d)    Management Retention Plan Payments. Acquirer shall cause the Paying and Exchange Agent to pay, within ten (10) days following the Closing Date, to each of the MRP Participants the MRP Participant Cash Amount set forth in the Spreadsheet and issue to each of the MRP Participants a number of shares of Acquirer Common Stock equal to the MRP Participant Stock Amount set forth in the Spreadsheet; provided that any distributions to MRP Participants must be made prior to the date that is five years following the Effective Time and otherwise in accordance with Treasury Regulation 1.409A-3 (i)(5)(iv)(A).
(e)    Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Merger Consideration issuable or payable to such Converting Holder (whether as a Converting Holder or as a MRP Participant) pursuant to Section 1.3(a) and Section 1.4(d), as applicable, such Converting Holder’s Escrow Pro Rata Share of the Escrow Amount and Extended Escrow Amount (each, in cash for the Non-Electing Investors and in shares of Acquirer Common Stock for the Electing Investors and MRP Participants) and shall deposit the Escrow Amount and Extended Escrow Amount with the Escrow Agent pursuant to Section 8.1. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Section 1.6(i) and Article VIII, and shall be held and distributed in accordance with Section 1.6(i) and Article VIII. The adoption of this Agreement and approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the Escrow Amount and Extended Escrow Amount, the withholding of the Escrow Amount and Extended Escrow Amount by Acquirer and the appointment of the Stockholders’ Agent.
(f)    Transfers of Ownership. If any cash amount or shares of Acquirer Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Person to which the Certificate, Company Option or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such Certificate, Company Option or Company Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Acquirer Common Stock in any name other than that of the registered holder of such Certificate, Company Option or Company Warrant, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.
(g)    No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
(h)    Unclaimed Consideration. Each holder of a Certificate, Company Option or Company Warrant who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option. Notwithstanding anything to the contrary contained herein, if any Certificate or Company Option has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate or Company Option shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.
1.5    No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The applicable portion of the Merger Consideration paid or payable and issued or issuable following the surrender for exchange of the Certificates, Company Options or Company Warrants in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options or Company Warrants, and there shall be no further registration of transfers on the records of the First Step Surviving Corporation of shares of Company Capital Stock, Company Options or Company Warrants that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option or Company Warrant is presented to the First Step Surviving Corporation or the Final Surviving Entity for any reason, such Certificate, Company Option or Company Warrant shall be cancelled and exchanged as provided in this Article I.
1.6    Company Net Working Capital Adjustment.
(a)    Pursuant to Section 5.14, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than three Business Days prior to the Closing Date.
(b)    Within 90 days after the Closing, Acquirer shall deliver a calculation of the Company Net Working Capital as of the Closing Date (the “NWC Calculations”) by delivering to the Stockholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital as of the Closing Date and the amount, if any, by which Company Net Working Capital as calculated by Acquirer is different than the Company Net Working Capital as set forth in the Company Closing Financial Certificate, in each case together with supporting documentation, information and calculations.
(c)    The Stockholders’ Agent may object to the calculation of Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Converting Holders.
(d)    If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Converting Holders.
(e)    If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Stockholders’ Agent shall engage KPMG or, if such firm is not able or willing to so act, another auditing firm acceptable to both Acquirer and the Stockholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any even within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Converting Holders, and the Reviewing Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.
(f)    If the sum of (x) Company Net Working Capital as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”) is less than the Closing Net Working Capital Target (such difference, the “Final Net Working Capital Shortfall”), then, pursuant to Section 8.2(a)(iv) and subject to the provisions of this Section 1.6 and Article VIII, the Converting Holders shall indemnify and hold harmless Acquirer without any dispute by the Stockholders’ Agent, for the full amount of (A) the Final Net Working Capital Shortfall and (B) all fees, costs and expenses of the Reviewing Accountant to be paid by the Converting Holders pursuant to Section 1.6(h)(ii) or Section 1.6(h)(iii), if any.
(g)    If the Final Net Working Capital is greater than the Closing Net Working Capital Target (such difference, the “Final Net Working Capital Surplus”), then Acquirer shall deposit with the Paying and Exchange Agent, for further distribution to the Converting Holders, the full amount of (A) the Final Net Working Capital Surplus and (B) all fees, costs and expenses of the Reviewing Accountant to be paid by the Converting Holders pursuant to Section 1.6(h)(i) or Section 1.6(h)(iii), if any.
(h)    The fees, costs and expenses of the Reviewing Accountant shall be paid by (i) Acquirer in the event the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Notice of Objection (such difference, the “Stockholders’ Agent’s Difference”), (ii) by the Converting Holders if the Acquirer’s Difference is less than the Stockholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Converting Holders on the other hand, if the Acquirer’s Difference is the same as the Stockholders’ Agent’s Difference.
(i)    To the extent that the Converting Holders have an obligation to indemnify Acquirer pursuant to this Section 1.6, Acquirer shall, in satisfaction of such indemnification obligation, first recover the amount of such indemnification obligation from the Escrow Fund in accordance with the procedures set forth in Section 8.6(c). Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.
1.7    Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Code, and to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; it being understood and agreed that neither Acquirer nor Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.
1.8    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.
1.9    Withholding Rights. Each of Acquirer, the First Step Surviving Corporation, the Final Surviving Entity and the Paying and Exchange Agent shall be entitled to deduct and withhold from any payments of cash or issuances of Acquirer Common Stock pursuant to this Agreement to any Key Employee, any Specified Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options, Company Warrants or Certificates, such amounts in cash and/or shares of Acquirer Common Stock as Acquirer, the First Step Surviving Corporation, the Final Surviving Entity or the Paying and Exchange Agent is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.
1.10    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Step Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the First Step Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (together with any Company Disclosure Letter Update, the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the applicability to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:
2.1    Organization, Standing, Power and Subsidiaries.
(c)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the corporate or limited liability company power, as applicable, to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company. Other than the Subsidiaries listed in Schedule 2.1(a) of the Company Disclosure Letter, the Company has no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.
(d)    Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board (or similar body), (ii) the names of the members of each committee of the Board (or similar body) and (iii) the names and titles of the officers of the Company.
2.2    Capital Structure.
(j)    The authorized Company Capital Stock consists solely of (i) 195,000,000 shares of Company Common Stock and (ii) 111,923,017 shares of Company Preferred Stock, 18,712,654 shares of which are designated as Company Series A-1 Preferred Stock, 64,225,141 shares of which are designated as Company Series A-2 Preferred Stock, 16,652,789 shares of which are designated as Company Series B Preferred Stock, 9,538,086 shares of which are designated as Company Series C Preferred Stock and 2,794,347 shares of which are designated as Company Series C-1 Preferred Stock. A total of 39,905,684 shares of Company Common Stock, 18,712,654 shares of Company Series A-1 Preferred Stock, 63,872,532 shares of Company Series A-2 Preferred Stock, 16,652,789 shares of Company Series B Preferred Stock, 7,952,741 shares of Company Series C Preferred Stock and 2,794,347 shares of Company Series C-1 Preferred Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
(k)    As of the Agreement Date, the Company has reserved 34,232,412 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 25,739,797 shares are subject to outstanding and unexercised Company Options, and 1,454,499 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been made available to Acquirer, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being made available to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those made available to Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.
(l)    Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been made available to Acquirer, and such Company Warrants have not been amended or supplemented since being made available to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.
(m)    As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.
(n)    No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(o)    There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than (x) written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service or (y) written Contracts providing for the sale, purchase or transfer of Company Capital Stock which have been consummated prior to the Agreement Date, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Except as set forth in Schedule 2.2(f), neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, any Subsidiary or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.
(p)    As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options or Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, Company Warrants or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock, Company Options and/or Company Warrants disclosed in the Spreadsheet will be free and clear of any Encumbrances.
(q)    Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other securities and any promised terms thereof.
2.3    Authority; Non-contravention.
(i)    Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Company Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Company Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with the provisions of Delaware Law and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), and (ii) the holders of at least sixty percent (60%) of the outstanding shares of Company Preferred Stock (voting together as a single class and on an as-converted basis) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger under Delaware Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).
(j)    The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any Subsidiary or, to the knowledge of the Company, any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Material Contract of the Company or any Contract applicable to any of its material assets or (C) any Applicable Law.
(k)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the First Certificate of Merger and Second Certificate of Merger, as provided in Section 1.1(d), (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law and (iii) such filings and notifications as may be required to be made by the Company in connection with the Merger and the other Transactions under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act and other applicable Antitrust Laws.
(l)    The Company, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Acquirer, the Company or the First Step Surviving Corporation, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Requisite Stockholder Approval.
2.4    Financial Statements; No Undisclosed Liabilities; Absence of Changes.
(a)    The Company has made available to Acquirer its audited, consolidated financial statements for fiscal years ended December 31, 2009 through December 31, 2013 and its unaudited, consolidated financial statements for the six-month period ended June 30, 2014 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iv) are true, correct and complete in all material respects and (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.
(b)    The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of June 30, 2014 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since June 30, 2014 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice and, individually or in the aggregate, are not material in nature or amount and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.
(c)    Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the title of the agreement governing the Company Debt and any amounts due in connection with the full repayment of such Company Debt at or prior to the Closing (including principal, interest, prepayment fees or other penalties).
(d)    Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.
(e)    The accounts receivable of the Company (the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof within 60 days following the Agreement Date, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet or in the Company Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company's past practice and are sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or are collectible in the book amounts thereof within 60 days following the Agreement Date, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company's past practice that are or shall be sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. None of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.
(f)    The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company including each of its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company or any of its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, the Company's independent auditors, the Company’s Subsidiaries and, to the knowledge of the Company, any current or former employee, consultant or director of the Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves Company's management or other current or former employees, consultants directors of Company or any Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company, its Subsidiaries and, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company's financial statements. No attorney representing the Company, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board or any committee thereof or to any director or officer of the Company or any Subsidiary evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company's internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in the Company Balance Sheet as required by such Topic 450. There has been no change in the Company accounting policies since the Company's inception, except as described in the Financial Statements.
(g)    Since the Company Balance Sheet Date, (i) the Company and each Subsidiary has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred a Material Adverse Effect with respect to the Company and (iii) the Company has not done, caused or permitted any of the actions described in Section 4.2.
2.5    Litigation. There is no Legal Proceeding to which the Company or any Subsidiaries is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company or any Subsidiary, any of its assets, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company regarding its assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither Company nor any Subsidiary has any Legal Proceeding pending against any other Person. Notwithstanding the foregoing, for all purposes of the Agreement, the Company does not make any representation or warranty (pursuant to this Section 2.5 or elsewhere in the Agreement) regarding the effect of the applicable antitrust, merger control, competition, or fair trade laws on its ability to execute, deliver, or perform its obligations under the Agreement or to consummate the transactions described in this Agreement as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition, or fair trade law with respect to the consummation of the transactions described in the Agreement.
2.6    Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct or operation of the Business in the ordinary course or, excluding restrictions on the placement by the Company or any Subsidiary of customer advertisements on third-party websites or applications or the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or any Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any Subsidiary of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
2.7    Compliance with Laws; Governmental Permits.
(a)    The Company and each Subsidiary has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.
(b)    The Company and each Subsidiary has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and each Subsidiary, as applicable, has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.
2.8    Title to, Condition and Sufficiency of Assets.
(a)    The Company and each Subsidiary has good title to, or valid leasehold interests in all of its respective properties (other than assets constituting Company Intellectual Property), and such interests in such properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, such valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, are free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. None of the Company or any Subsidiary currently own any real property.
(b)    The assets and properties owned by or licensed or leased to the Company (other than assets constituting Company Intellectual Property) and the Subsidiaries (i) constitute all of the assets and properties (other than assets constituting Company Intellectual Property) that are necessary for the Company and the Subsidiaries to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Material Contract.
2.9    Intellectual Property.
(a)    As used herein, the following terms have the meanings indicated below:
(i)    “Company Data” means all data collected, generated, or received by or on behalf of the Company or any Subsidiary, in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.
(ii)    “Company Data Agreement” means any Contract involving Company Data to which the Company or any Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been provided to Acquirer).
(iii)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary.
(iv)    “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or any Subsidiary is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) is not material to the Company, (B) has not been modified or customized for the Company and (C) is licensed for an annual fee under $10,000.
(v)    “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.
(vi)    “Company Privacy Policies” means, collectively, any and all (A) of the Company’s and each Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Subsidiary, as applicable, to any Person, (B) public representations made on Company Websites, applicable industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data and (C) to the extent applicable, policies and obligations applicable to the Company or any Subsidiary as a result of Company’s or any Subsidiary’s certification under the US-EU/Switzerland Safe Harbor.
(vii)    “Company Products” means all products or services currently produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company or any Subsidiary and scheduled for commercial release within 90 days following the date of this Agreement.
(viii)    “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.
(ix)    “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.
(x)    “Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company conducts the Business (including, but not limited to, those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter but excluding websites owned or operated by Company customers on which the Company Products may be displayed or on which the Company Products may be used, implemented or operated), and the underlying platforms for such web sites.
(xi)    “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.
(xii)    “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.
(xiii)    “Open Source Materials” means software or other material that is distributed as “free software,” or “open source software” under licensing or distribution terms approved by the Open Source Initiative or Creative Commons (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(xiv)    “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a specific natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.
(xv)    “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the U.S.-EU/Switzerland Safe Harbor, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, emails, text messages or telemarketing.
(xvi)    “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
(xvii)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights derived from the foregoing.
(xviii)    “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(b)    Status. The Company and its Subsidiaries have full title and ownership of, or is duly licensed under or otherwise authorized to use (collectively, “Usage Rights”), all Intellectual Property necessary to enable them to carry on the Business as currently conducted, and either have or currently intend to obtain Usage Rights necessary and sufficient to carry on the Business as it is currently proposed to be conducted, free and clear of any Encumbrances. The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (i) solely as the Business is currently conducted, the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company or any Subsidiary has not transferred ownership of, or granted any exclusive rights in, any Company-Owned Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property or Company-Owned Data.
(c)    Company Registered Intellectual Property. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company or any Subsidiary within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s or any Subsidiary’s ownership interests therein. The Company has provided to Acquirer tangible copies of all of the Company’s and its Subsidiaries’ pending patent applications.
(d)    Company Products. Schedule 2.9(d) of the Company Disclosure Letter lists all Company Products that are currently available for use or purchase by the Company or are otherwise currently supported for use by the Company’s customers, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.
(e)    No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.
(f)    Founders. All rights in, to and under all Intellectual Property created by the Company's founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company.
(g)    Invention Assignment and Confidentiality Agreement. The Company and each Subsidiary have secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or any Subsidiary (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Company or its Subsidiaries have obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company or any Subsidiary. Without limiting the foregoing, the Company and its Subsidiaries, as applicable, have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has provided to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has provided to Acquirer copies of all such assignments.
(h)    No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.
(i)    Confidential Information. The Company and each Subsidiary has taken commercially reasonable steps to protect and preserve the confidentiality of confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company or any Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, the Company or any Subsidiary have not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s or such Subsidiary’s possession, custody or control. There has not been any material failure with respect to any of the computer systems, including software, used by the Company or any Subsidiary in the conduct of the Business. To the knowledge of the Company, there has been no Company, any Subsidiary or third-party breach of confidentiality.
(j)    Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. The Company or any Subsidiary has not brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) neither the Company’s or any Subsidiary’s use of any product, device, process or service used in the Business as previously conducted, currently conducted and as proposed to be conducted by the Company or any Subsidiary, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Company or any Subsidiary conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. The Company or any Subsidiary has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or any Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary, or that may affect the validity, use or enforceability of any Company Intellectual Property. The Company or any Subsidiary has not received any opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of the business of the Company, as previously or currently conducted, or as currently proposed to be conducted, infringes or misappropriates any Third-Party Intellectual Property Rights.
(k)    Digital Millennium Copyright Act. The Company Websites do not accept or display any end user content and therefore, the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”) and by any substantially similar Applicable Law in any other jurisdiction in which the Company conducts the Business, are not applicable to the Business.
(l)    Licenses; Agreements.
(i)    The Company or any Subsidiary has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of normal nonexclusive end use terms of service and customer agreements entered into by users of the Company Products in the ordinary course (copies of which have been provided to Acquirer), and the Company or any Subsidiary is not bound by or a party to any other option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.
(ii)    The Company or any Subsidiary is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property or any other property or rights.
(m)    Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:
(i)    each such agreement is valid and subsisting and has, where required, been duly recorded or registered;
(ii)    the Company or any Subsidiary are not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;
(iii)    to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;
(iv)    at and after the Closing, the First Step Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s or any of its Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay;
(v)    to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder;
(vi)    no Company Intellectual Property Agreement requires the Company or any Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
(vii)    none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company-Owned Intellectual Property;
(viii)    none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;
(ix)    the Company and its Subsidiaries have obtained valid, written, perpetual, non-terminable (by the licensing party, other than for cause) licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any Subsidiary with any of the Company Products; and
(x)    no third party that has licensed Intellectual Property Rights to the Company or any Subsidiary has ownership or license rights to improvements or derivative works made by the Company or any Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or any Subsidiary.
(n)    Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer and/or the First Step Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party or is bound by, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the First Step Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.
(o)    Company Source Code. The Company or any Subsidiary have not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(p)    Open Source Software. Schedule 2.9(p) of the Company Disclosure Letter identifies all Open Source Materials embedded in or used in the development, operation, implementation or use of any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company and each Subsidiary is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company or any Subsidiary have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates, or purports to create, obligations for the Company or any Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).
(q)    Information Technology.
(i)    Status. Schedule 2.9(q)(i) of the Company Disclosure Letter sets forth the major material elements of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is used in the Business (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with standard industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by industry standard security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.
(ii)    No Faults. The Company has not experienced and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) any material defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.
(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no such Contract (including any Contract for Third-Party Intellectual Property) has been the subject of any breach by the Company or, to the knowledge of the Company, any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).
(iv)    Source Code Access. Except as otherwise set forth in Schedule 2.9(q)(iv) of the Disclosure Schedule, no Software that is subject to a Contract for Third-Party Intellectual Property is protected by a written source code escrow agreement that entitles the Company to access such source code in the event of certain specified circumstances (including the insolvency of the supplier) and relevant up-to-date source code has been placed in escrow in accordance with such agreement.
(r)    Privacy and Personal Data.
(i)    The Company’s and each Subsidiary’s data, privacy and security practices conform, and at all times have conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company and each Subsidiary have at all times: (i) provided adequate notice and obtained any necessary consents from data subjects required for the Processing of Personal Data as conducted by or for the Company and (ii) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Databases, Company Data and other information relating to the Company’s customers will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by users of the Company Products. Copies of all current and prior Company Privacy Policies published within the previous six years have been made available to Acquirer and such copies are true, correct and complete.
(ii)    The Company and its Subsidiaries have established and maintains industry standard technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company, each Subsidiary and their respective data processors have taken commercially reasonable steps to ensure the reliability of their respective employees that have access to Company Data, to train such employees on all applicable aspects of Privacy Laws and Company Privacy Commitments and to require all employees with the right to access such data are under written obligations of confidentiality with respect to such data.
(iii)    No breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. No circumstance has arisen in which: (i) Privacy Laws would require the Company or any Subsidiary to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company or any Subsidiary to notify a Governmental Entity of a data security breach.
(iv)    The Company or any Subsidiary have not received and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including a data subject): (A) alleging or confirming the Company’s or any of its Subsidiaries non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company or any Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or any Subsidiary or (D) claiming compensation from the Company or any Subsidiary. The Company or any Subsidiary have not been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.
(v)    Schedule 2.9(r)(v) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities in connection with the Company’s or any Subsidiary’s Processing of Personal Data. All such notifications and registrations (including, solely to the extent applicable, the Company’s or any Subsidiary’s certification under the U.S.-EU/Switzerland Safe Harbor) are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.9(r)(v) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company or any Subsidiary.
(vi)    To the extent the Company or any Subsidiary uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and compliance with those obligations that are sufficient for the Company’s or any Subsidiary’s compliance with Privacy Laws and Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Privacy Laws and Company Privacy Commitments. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or any Subsidiary.
(vii)    The Company or any Subsidiary have not transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments, including, solely to the extent applicable, the Company’s or any Subsidiary’s certification under the U.S.-EU/Switzerland Safe Harbor.
(viii)    Schedule 2.9(r)(viii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company or any Subsidiary at any time (the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.
(ix)    The Company and its Subsidiaries have valid and subsisting contractual rights to Process or to have Processed all third-party-owned data howsoever obtained or collected by or for the Company in the manner that it is Processed by or for the Company (all such data, “Company-Licensed Data”). The Company and its Subsidiaries have all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of the Company-Licensed Data as necessary for the operation of the Business as presently conducted. The Company and its Subsidiaries have been and are in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.9(r)(ix) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).
(x)    The Company and its Subsidiaries are the owner of all right, title and interest, or possesses sufficient rights, in and to each element of Company Data that (i) is used or held for use in the Business that is not Personal Data or Company-Licensed Data or (ii) the Company and its Subsidiaries purport to own (collectively, “Company-Owned Data”). The Company and its Subsidiaries have the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.9(r)(x) of the Company Disclosure Letter, the Company or any Subsidiary has not entered into any Contract governing any Company-Owned Data or to which the Company or any Subsidiary is a party or bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).
(xi)    The Company or any Subsidiary does not Process the Personal Data of any natural Person under the age of 13.
(xii)    The Company or any Subsidiary has never directly stated or indirectly implied that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.
(s)    Company Websites. To the knowledge of the Company, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or any Subsidiary. The contents of any Company Website and all transactions conducted over the Internet comply in all material respects with Applicable Law and codes of practice in any applicable jurisdiction.
2.10    Taxes.
(a)    The Company has properly completed and timely filed, or caused to be properly completed and timely filed, all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes due and payable in excess of the amounts so paid. All Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.
(b)    The Company has made available to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company.
(c)    The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. The Company has no Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.
(d)    There is (i) no past or, to the Company’s knowledge, pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(e)    The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.
(f)    The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Company does not have any Liability or potential Liability to another party under any such agreement.
(g)    The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.
(h)    The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
(i)    Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.
(j)    The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.
(k)    The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.
(l)    The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(m)    The Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).
(n)    The Company is not a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.
(o)    The Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.
(p)    The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(q)    The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with the requirements for any applicable Tax holidays or incentives.
(r)    The Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.
(s)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
(t)    The Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed or will timely file all withholding Tax Returns, for all periods through and including the Closing Date.
(u)    The Company has delivered to Acquirer, true, correct and complete copies of all election statements under Section 83(b) of the Code together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.
(v)    Schedule 2.10(v) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is under no obligation to gross up any Taxes under Section 409A of the Code.
(w)    The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or could reasonably be expected to incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute "service recipient stock" (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(x)    The Company has not taken any action and, to the knowledge of the Company, there are no facts or circumstances that could, either alone or in combination, cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(y)    Except as set forth on Schedule 2.10(y) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.10(y) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.
2.11    Employee Benefit Plans and Employee Matters.
(a)    Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company and each Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any Subsidiary (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan and all award agreements thereunder, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any Subsidiary other than agreements that are terminable by the Company at will with no further liability (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).
(b)    The Company and each Subsidiary has delivered to Acquirer a true, correct and complete copy of each material Company Employee Plan and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto). Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has provided to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has provided to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan.
(c)    None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no "prohibited transaction" (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has, in all material respects, performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. None of the Company, any Subsidiary or any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and further contributions will be paid when due or will be accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date. In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, each Subsidiary and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company, any Subsidiary and any ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company, each Subsidiary and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan (other than routine claims for benefits), including any audit or inquiry by the IRS or United States Department of Labor.
(d)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in coverage under, any Company Employee Plan that would reasonably be expected to materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.
(e)    None of the Company, any Subsidiary and any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(f)    None of the Company, any Subsidiary and any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(g)    No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.
(h)    The Company and each Subsidiary is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. Neither the Company nor any Subsidiary is engaged in any unfair labor practice. Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants other than amounts that have been accrued but are not yet payable. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.
(i)    The Company and each Subsidiary has provided to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or other service providers not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company or any Subsidiary.
(j)    Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the their respective employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company or any Subsidiary, threatened that may interfere with the conduct of the Business. There is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company or any Subsidiary has been dismissed in the 12 months immediately preceding the Agreement Date without executing an effective release of claims against the Company.
(k)    Schedule 2.11(k) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company and each Subsidiary (other than those agreements entered into with newly hired employees of the Company or any Subsidiary in the ordinary course of business consistent with past practice). To the knowledge of the Company, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company and, to the knowledge of the Company, no employee of the Company or any Subsidiary intends to terminate his or her employment with the Company or any Subsidiary. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, the employment of each of the employees of the Company or any Subsidiary is "at will" (except for non-United States employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the "at will" employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, neither the Company nor any Subsidiary has, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.
(l)    Schedule 2.11(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Company, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.11(l)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, and date of birth. Schedule 2.11(l)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.
(m)    The Company has made available to Acquirer a summary of any performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees.
(n)    The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.
(o)    None of the execution, delivery and performance of this Agreement, or the consummation of the Transactions and any other event in connection therewith or subsequent thereto, will, individually or together or with the occurrence of some other event (whether contingent or otherwise, including any termination of employment or service), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person. No amount paid or payable by the Company or any Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an "excess parachute payment" within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.
2.12    Interested Party Transactions. None of the officers and directors of the Company and, to the knowledge of the Company, none of the other employees of the Company or any Subsidiary and any Company Stockholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for (x) normal compensation for services as an officer, director or employee thereof or (y) other than for commercial transactions in the ordinary course of business with a portfolio company of an investment entity in which an officer or director of the Company is an officer, director or partner, or in which such Person has significant ownership interests or otherwise controls, or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the Business, except for the rights of Company Stockholders under Applicable Law.
2.13    Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.13 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.13 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date as well as all material claims made under such policies and bonds since January 1, 2011. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds that are currently in effect. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.14    Books and Records. The Company has made available to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents. The minute books of the Company provided to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements.
2.15    Material Contracts.
(a)    Schedules 2.15(a)(i) through (xxvi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or a Subsidiary is a party that are in effect on the Agreement Date (the “Material Contracts”):
(i)    any Contract with a (A) Significant Customer or (B) Significant Supplier;
(ii)    any Contract providing for payments by or to the Company (or under which the Company or any Subsidiary has made or received such payments) in the period since January 1, 2010 in an aggregate amount of $5,000 or more, other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less per seat license;
(iii)    any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company or any Subsidiary;
(iv)    (A) any joint venture Contract, (B) any Contract (other than a Contract disclosed under clause (iii) above) that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(v)    any separation agreement or severance agreement with any current or former employees under which the Company or any Subsidiary has any actual or potential Liability;
(vi)    any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be, other than (A) contracts terminable by the Company without notice and without liability to the Company, (B) employee invention assignment and confidentiality agreements on the Company's standard form, and (C) option grant and exercise agreements on the Company's standard form made available to Acquirer;
(vii)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that is set forth on Schedule 2.11(k) of the Company Disclosure Letter or (D) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any Subsidiary of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;
(viii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or any Subsidiary or otherwise seeking to influence or exercise control over the Company;
(ix)    other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less per seat license, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;
(x)    other than normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course of business, any license, sublicense or other Contract to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights;
(xi)    any license, sublicense or other Contract pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights;
(xii)    any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;
(xiii)    any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquirer);
(xiv)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;
(xv)    any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;
(xvi)    any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company, other than normal nonexclusive end use terms of service entered into by the Company in the ordinary course of business;
(xvii)    any settlement agreement with respect to any Legal Proceeding;
(xviii)    any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;
(xix)    any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;
(xx)    any Contract with any labor union or any collective bargaining agreement or similar contract with a group of its employees;
(xxi)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xxii)    any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
(xxiii)    any Contract for capital expenditures in excess of $15,000 in the aggregate;
(xxiv)    any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $15,000 per annum;
(xxv)    any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and
(xxvi)    any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(b)    All Material Contracts are in written form. The Company or the applicable Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor any Subsidiary has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquirer at least two Business Days prior to the Agreement Date.
2.16    Transaction Fees. Except for fees payable to BMO Capital Markets Corp. as set forth on Schedule 2.16 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.16 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).
2.17    Anti-Corruption Law.
(a)    None of the Company, any Subsidiary and any of respective directors, employees, agents or representatives (in each case, acting in their capacities as such) have, since the inception of the Company or any Subsidiary, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.
(b)    None of the Company, any Subsidiary and any of its respective directors or employees (acting in their capacities as such) have been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.
2.18    Environmental, Health and Safety Matters.
(a)    The Company is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in compliance in all material respects with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company with respect to Environmental, Health and Safety Requirements.
(b)    The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.18 of the Company Disclosure Letter.
2.19    Export Control Laws. The Company and its Subsidiaries have conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing and solely to the extent applicable: (i) the Company and its Subsidiaries have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company and its Subsidiaries are in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer or the First Step Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
2.20    Customers. The Company or any Subsidiary does not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended December 31, 2013 or the six (6) months ended June 30, 2014, was one of the twenty (20) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer is listed on Schedule 2.20 of the Company Disclosure Letter. The Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the First Step Surviving Corporation or Acquirer) after the Closing or that, after the Closing, such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the First Step Surviving Corporation or Acquirer). The Company has not had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company.
2.21    Suppliers. The Company does not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2013 or the six (6) months ended June 30, 2014, was one of the fifteen (15) largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 2.21 of the Company Disclosure Letter. The Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the First Step Surviving Corporation or Acquirer) after the Closing or that, after the closing, such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the First Step Surviving Corporation or Acquirer). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company will not continue to have such access on commercially reasonable terms.
2.22    Proxy Statement; Stockholder Notice. None of the Proxy Statement, the Stockholder Notice and any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
2.23    Disclaimer of Other Representations and Warranties. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUBS
Acquirer, Merger Sub I and Merger Sub II represent and warrant to the Company as follows:
3.1    Organization and Standing. Each of Acquirer, Merger Sub I and Merger Sub II is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor either Merger Sub is in violation of any of the provisions of its articles, certificate of incorporation or certificate of formation, as applicable, or bylaws, operating agreements or equivalent organizational or governing documents.
3.2    Authority; Non-contravention.
(m)    Each of Acquirer and each Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Subs. This Agreement has been duly executed and delivered by each of Acquirer and Merger Subs and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Subs, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(n)    The execution and delivery of this Agreement by Acquirer and Merger Subs do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Subs, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.
(o)    Except (i) as required by applicable federal and state securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Acquirer Common Stock issuable in the First Merger or (ii) for such filings and notifications as may be required to be made by Acquirer in connection with the Merger and the other Transactions under the HSR Act or other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act or other applicable Antitrust Laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Subs in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would adversely affect or would reasonably be expected to adversely affect the ability of Acquirer or Merger Subs to consummate the Merger or any of the other Transactions.
3.3    Issuance of Shares; RSUs.
(h)    There are no preemptive rights applicable to the shares of the Acquirer Common Stock issuable in the Merger that have not been waived prior to the Agreement Date. The shares of Acquirer Common Stock issuable in the Merger, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company and the Company Securityholders herein or in the Investor Representation Letter, (i) will be duly issued, fully paid and non-assessable, (ii) exempt from registration or qualification in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended, and any applicable state securities laws, or pursuant to valid exemptions therefrom, and (iii) will be free of restrictions on transfer other than restrictions on transfer under this Agreement, any lockup or similar agreement and under applicable state and federal securities laws.
(i)    The Employee RSUs to be issued pursuant to this Agreement when issued by Acquirer in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. The Employee RSUs will be registered on a registration statement on Form S-8 (or any successor form).
3.4    Proxy Statement; Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Proxy Statement, the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
3.5    No Prior Merger Sub Operations. The Merger Subs were formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.
3.6    Cash Resources.  Acquirer has sufficient cash resources to pay the cash portion of the consideration to be paid to Company Securityholders in exchange for their shares of Company Capital Stock, Company Options and Company Warrants pursuant to the terms hereof.
3.7    SEC Filings. Acquirer has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to section 13 or section 15(d) of the Exchange Act through the date of this Agreement (collectively, the “Acquirer SEC Reports”). As of the respective dates they were filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Acquirer SEC Reports complied in all material respects with the requirements of the Exchange Act, as the case may be.
ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME
4.1    Conduct of the Business; Notices. Except as expressly contemplated by this Agreement (or as consented to in writing by Acquirer) during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall:
(p)    conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;
(q)    (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company Products consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;
(r)    use commercially reasonable efforts to assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;
(s)    maintain each of its leased premises in accordance with the terms of the applicable lease;
(t)    promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(u)    promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company or, to the Company’s knowledge, the Acquirer (following the Effective Time);
(v)    promptly after the Company becomes aware of such fact, notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose; and
(w)    to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.
4.2    Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer).
(j)    Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;
(k)    Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(l)    Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;
(m)    Material Contracts. Except for non-exclusive licenses for generally commercially available software licensed in the ordinary course of business and requiring annual payments of less than $5,000, (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current customers in the ordinary course of business consistent with past practice;
(n)    Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;
(o)    Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;
(p)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(q)    Intellectual Property. Except for licenses granted prior to the Agreement Date under Contracts to which the Company or any Subsidiary is a party or bound by as of the Agreement Date, transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);
(r)    Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;
(s)    Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;
(t)    Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;
(u)    Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;
(v)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $50,000 in the aggregate;
(w)    Insurance. Materially change the amount of, or terminate, any insurance coverage, other than to increase the coverage and purchase tail coverage under the Company’s existing directors’ and officers’ liability insurance policy;
(x)    Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;
(y)    Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and as set forth on Schedule 4.2(p) of the Company Disclosure Letter);
(z)    Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter) or in connection with the termination of any Designated Employee);
(aa)    Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(bb)    Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(cc)    Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;
(dd)    Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;
(ee)    Real Property. Enter into any agreement for the purchase, sale or lease of any real property;
(ff)    Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;
(gg)    Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;
(hh)    Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Company Disclosure Letter;
(ii)    Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries other than the Subsidiaries listed on Schedule 2.1(a) of the Company Disclosure Letter; and
(jj)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied)
4.3    Updates to Company Disclosure Letter. If any event, condition, fact or circumstance occurs or arises after the Agreement Date in the ordinary course of business in accordance with the Company’s past practices and such event, condition, fact or circumstance would (i) cause or constitute a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the Agreement Date, and (ii) not constitute a breach of the Company’s obligations pursuant to this Article IV and Article V, then, in such case, the Company shall promptly deliver to Acquirer an update to the Company Disclosure Letter specifying such change (the “Company Disclosure Letter Update”). Notwithstanding the foregoing, no such update (other than any update(s) to reflect changes permitted pursuant to Schedule 4.2 or as permitted pursuant to Section 4.2 (including, for sake of clarity, the issuance of Equity Interests permitted pursuant to Section 4.2(e))) shall be deemed to supplement or amend the Company Disclosure Letter for the purpose of determining the satisfaction of the conditions to Acquirer’s obligation to consummate the Transactions set forth in Article VI, the right of Acquirer to terminate this Agreement and abandon the Merger pursuant to Article VII, or the indemnification rights and obligations set forth in Article VIII.
4.4    Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Acquirer and the Company acknowledge and agree that (a) nothing in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (b) no consent of Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law.
ARTICLE V
ADDITIONAL AGREEMENTS
5.1    Board Recommendation, Stockholder Approval and Stockholder Notice.
(kk)    The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.
(ll)    The Company shall take all commercially reasonable action necessary in accordance with this Agreement, Delaware Law, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. The Company shall exercise commercially reasonable efforts to obtain Written Consents executed by each Company Stockholder within six hours of the execution of this Agreement. In the event that the Company Stockholder Approval has not been obtained within two days following the Agreement Date, the Company shall promptly (and in any event within 15 days following such second day) take all commercially reasonable action necessary in accordance with Applicable Law, the Certificate of Incorporation and the Bylaws to duly call, give notice of, convene and hold a meeting of the Company Stockholders for the purpose of adopting this Agreement and approving the principal terms of the Merger (the “Stockholder Meeting”), including preparing, with the cooperation of Acquirer, and mailing to each Company Stockholder as of the record date for the Stockholder Meeting a proxy statement (the “Proxy Statement”) relating to the Stockholder Meeting to obtain the Company Stockholder Approval. The Company shall consult with Acquirer regarding the date of the Stockholder Meeting and shall not postpone or adjourn (other than for absence of a quorum) the Stockholder Meeting without the consent of Acquirer, and shall postpone or adjourn the Stockholder Meeting at the request of Acquirer. The Proxy Statement shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, (y) the notice contemplated by Section 262(d)(1) of Delaware Law, together with a copy of Section 262 of Delaware Law, and (z) such other information as Acquirer and the Company may agree is required or advisable under Delaware Law to be included therein. Prior to its mailing, the Proxy Statement shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Proxy Statement shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under Delaware Law or in the Proxy Statement or in any amendment or supplement thereto, and each of Acquirer and the Company agrees to cause their respective Representatives to cooperate in the preparation of the Proxy Statement and any amendment or supplement thereto. Upon obtaining the Company Stockholder Approval or the Requisite Stockholder Approval, as applicable, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.
(mm)    Promptly after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law and (iii) an information statement to the Company Stockholders in connection with solicitation of their signatures to a Written Consent and an Investor Representation Letter. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under Delaware Law or the Securities Act to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under Delaware Law in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.
(nn)    As promptly as practicable after the Agreement Date, Acquirer and the Company shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and the Company shall assist Acquirer as may be necessary to comply with such state securities or “blue sky” laws.
5.2    No Solicitation.
(j)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.
(k)    The Company shall as soon as reasonably practicable (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.
5.3    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated February 3, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates, except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary in the foregoing, (i) a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq and (ii) the Stockholders’ Agent shall be permitted to disclose such information to the Converting Holders in connection with performing its duties hereunder. The Stockholders’ Agent acknowledges and agrees that that certain Nondisclosure Agreement, dated August 4, 2014, by and between the Stockholders’ Agent and the Company, is intended to cover all information related to this Agreement and the Merger, will survive the Closing, and will be enforceable by Acquirer and the Final Surviving Entity.
(b)    The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate, and the Company Stockholders may disclose terms of this Agreement to their respective members, stockholders, partners and equity owners, to the extent required to effect the transactions contemplated hereby or otherwise contractually required and, in each instance, subject to instructing such Persons to maintain the confidentiality thereof and only to the extent such Persons are subject to similar duties of confidentiality as those under the Confidentiality Agreement.
5.4    Reasonable Best Efforts; Regulatory Approvals.
(c)    Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.
(d)    As promptly as practicable after the Agreement Date, Acquirer and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Acquirer may reasonably request to be made, in connection with the consummation of the Merger and the other Transactions. Acquirer and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer and the Company shall each pay an equal share of any filing fees associated therewith.
(e)    Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) neither Acquirer nor the Company shall have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) Acquirer shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Acquirer or any of its Affiliates or of the Company, (B) the discontinuation of any product or service of Acquirer or any of its Affiliates or of the Company, (C) the licensing or provision of any technology, software or other Intellectual Property of Acquirer or any of its Affiliates or of the Company to any Person, (D) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).
(f)    Each of Acquirer and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Acquirer shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Antitrust Law; provided that, to the extent practicable, Acquirer shall consult with the Company and consider in good faith the views of the Company with respect to the information related to the Company that appears in any such filing, application, notification or other document. If Acquirer or any Affiliate of Acquirer receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Acquirer shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the Company shall make or cause to be made, a response in compliance with such request. The Company shall not, without the prior written consent of Acquirer, (A) permit any of the Company’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless the Company consults with Acquirer in advance and, to the extent permitted by such Governmental Entity, grants Acquirer the opportunity to attend and lead the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that the Company shall, if directed by Acquirer, agree to any such action that is conditioned on the consummation of the Merger.
5.5    Third-Party Consents; Notices.
(c)    The Company shall use commercially reasonable efforts to obtain and deliver to Acquirer at or prior to the Closing all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).
(d)    The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
5.6    Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.
5.7    Access to Information.
(z)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.
(aa)    Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(bb)    No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.
(cc)    Within five days following the Agreement Date, the Company shall deliver to Acquirer one or more DVDs or other digital media evidencing the documents that were made available, which shall indicate, for each document, the date that such document was first uploaded to the data room.
5.8    Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.14, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all the Converting Holders and their respective addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Converting Holders and, in the case of outstanding shares, where applicable, the respective certificate numbers, (iii) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option and Company Warrant, (iv) the vesting status and schedule with respect to Company Options and Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, (vi) the calculation of Fully-Diluted Company Capital Stock, (vii) the calculation of aggregate cash amounts and shares of Acquirer Common Stock payable and issuable, respectively, to each such Converting Holder pursuant to Section 1.3(a) and the total amount of Taxes to be withheld therefrom (including, if applicable, the number of shares of Acquirer Common Stock to be withheld), (viii) the calculation of each Converting Holder’s Escrow Pro Rata Share of the Escrow Amount and Extended Escrow Amount, (ix) the MRP Participant Cash Amount and MRP Participant Stock Amount for each MRP Participant, (x) the calculation of each MRP Participant’s Escrow Pro Rata Share of the Escrow Amount and Extended Escrow Amount, (xi) the amount of Accruing Dividends on the Company Preferred Stock between the Agreement Date and the Closing Date, and (xii) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.
5.9    Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing and (ii) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.6(h). At the Closing, Acquirer shall repay or cause to be repaid all Company Debt.
5.10    Employees.
(a)    With respect to any employee of the Company who receives an offer of employment from Acquirer or the First Step Surviving Corporation, the Company shall assist Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees and the Specified Employees, none of Acquirer, the Merger Subs and the First Step Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10(a), the Company will consult with Acquirer (and will consider in good faith the reasonable advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company employees who (i) have not received an offer of continued employment with Acquirer or the First Step Surviving Corporation prior to the Closing Date or (ii) have declined an offer of continued employment with Acquirer or the First Step Surviving Corporation prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall cause all unvested Company Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.
(b)    The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), at or prior to the Closing together with evidence of timely filing of such election statement with the appropriate IRS Center.
(c)    The Company shall use commercially reasonable efforts to obtain and deliver to Acquirer, at or prior to the Closing, a Benefits Waiver, executed by the Company and each Continuing Employee who might otherwise have, receive or have the right or entitlement to receive any severance payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the First Step Surviving Corporation or Acquirer following the Effective Time, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments and benefits referred to above in connection with the Merger and any change in employment or service position with Acquirer or the First Step Surviving Corporation following the Effective Time.
(d)    The Company shall not pay any severance, special remuneration, golden parachute, bonus or otherwise to any Designated Employees other than compensation to which such Designated Employee is legally entitled unless such Designated Employee shall have executed a separation agreement or similar document in a form reasonably satisfactory to Acquirer.
(e)    The Company shall use its reasonable best efforts to cause each employee set forth on Schedule 2.2(h) of the Company Disclosure Letter to enter into a Cash Bonus Release Agreement.
5.11    Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than five Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). Unless Acquirer provides such written notice to the Company, the Company shall provide Acquirer with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquirer, provided such approval is not unreasonably withheld or delayed. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.
5.12    Acquirer RSUs. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, the Continuing Employees will be awarded Acquirer RSUs (the “Employee RSUs”) by the compensation committee of Acquirer’s board of directors, which Employee RSUs shall be allocated by Acquirer. The Employee RSUs will be subject to all of the terms and conditions set forth in Acquirer’s 2013 Equity Incentive Plan, in the recipient’s offer letter with Acquirer and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Acquirer, setting forth vesting terms that are in accordance with Acquirer’s standard policies.
5.13    Cash Incentive Awards. The employees of the Company identified on Schedule 5.13 will be awarded amounts in cash set forth on Schedule 5.13 (the “Cash Incentive Awards”) by the compensation committee of the Acquirer’s board of directors, which Cash Incentive Awards shall be allocated as determined by Acquirer, following consultation with the Company. The Cash Incentive Awards will be subject to all of the terms and conditions set forth in the applicable Offer Letter to be entered into between the recipients of such Cash Incentive Awards and Acquirer, setting forth vesting terms for such Cash Incentive Awards.
5.14    Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.14. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.
5.15    Tax Matters.
(c)    Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(d)    The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(e)    Acquirer, the Merger Subs, and the Company shall use commercially reasonable efforts not to take any action or fail to take any action, following or prior to the Closing, that is reasonably likely to result in the Merger failing to qualify as a “reorganization.” Each of Acquirer, the Merger Subs, the Company and the Company Securityholders will report and treat the First Merger and the Second Merger as integrated steps in a single “reorganization” within the meaning of Section 368(a) of the Code except to the extent required by Applicable Law; provided, however, Acquirer makes no representations or warranties to Parent, Company or to any Company Securityholder that the Mergers will qualify as a tax-deferred “reorganization” under the Code.
(f)    Acquirer shall prepare and file or cause to be prepared and filed all Tax Returns of the Company for any Pre-Closing Tax Period that are filed after the Closing Date and, subject to the indemnification obligations hereunder, shall pay or cause to be paid all Taxes due with respect to such Tax Returns. Acquirer shall provide the Stockholders’ Agent copies of all such Tax Returns at least 20 days prior to their filing, shall permit the Stockholders’ Agent to review and comment on each such Tax Return prior to filing and shall consider all reasonable comments made by the Stockholders’ Agent in writing.
5.16    280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.16.
5.17    Director and Officer Matters. Prior to the Effective Time, Acquirer shall take all such steps as may be required to cause any acquisitions of Acquirer Common Stock (including derivative securities with respect to Acquirer Common Stock) resulting from the Transactions by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquirer to be exempt under Rule 16b-3 under the Exchange Act.
5.18    Indemnification of Company Directors and Officers.
(a)    If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Final Surviving Entity to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Acquirer’s and the Final Surviving Entity’s obligations under this Section 5.18(a) shall not limit any claim for indemnification against a Converting Holder (even if such Converting Holder is a director or officer of the Company) pursuant to Article VIII. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.
(b)    Prior to the Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Final Surviving Entity to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.
(c)    This Section 5.18 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Final Surviving Entity first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Final Surviving Entity, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.18 without the written consent of such affected Company Indemnified Party; provided that (x) recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place and (y) the aggregate Liability of Acquirer under this Section 5.18 to all Company Indemnified Parties shall in no event exceed the total assets of the Company as set forth in the Company Balance Sheet.
5.19    Nasdaq Listing. Prior to the Closing, Acquirer shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Acquirer Common Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.
5.20    Black Duck Audit. In the event that the results of the scanning and analysis of the Company Source Code conducted by BlackDuck Software indicate that Company or any of its Subsidiaries have failed to comply with the terms and conditions of any licenses for the Open Source Materials that are incorporated into, combined with, or distributed with the Company-Owned Intellectual Property or Company Products, or have incorporated into, combined, distributed, or used Open Source Materials with the Company-Owned Intellectual Property or Company Products in such a way that requires, as a condition of use, modification and/or distribution of such Open Source Materials, that any Company-Owned Intellectual Property or any software included in Company Products be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge, then at the request of and in cooperation with Acquirer the Company will use reasonable efforts to adopt and implement a remediation plan to correct any such issues with respect to Open Source Materials prior to Closing.
ARTICLE VI
CONDITIONS TO THE MERGER
6.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(l)    Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.
(m)    Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
6.2    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(c)    Representations, Warranties and Covenants. The representations and warranties made by Acquirer and the Merger Subs herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer and/or the Merger Subs at or prior to the Closing.
(d)    Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
(e)    No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to Acquirer.
(f)    HSR Clearance. All filings with and approvals of any Governmental Entity required to be made or obtained in connection with the Transactions shall have been made or obtained and shall be in full force and effect and the applicable waiting period under the HSR Act shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity.
6.3    Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Subs to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Subs and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):
(g)    Representations, Warranties and Covenants. The representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.
(h)    Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).
(i)    Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing, including any Antitrust Restraint shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.
(j)    No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the First Step Surviving Corporation.
(k)    No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.
(l)    No Outstanding Securities. Other than shares of Company Capital Stock, Company Options and Company Warrants, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.
(m)    Employees.
(i)    (A) Each Key Employee and Specified Employee shall have signed an Offer Letter and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Offer Letter executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements and (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing.
(ii)    No fewer than 90%, excluding the Key Employees and Specified Employees, of the employees of the Company who have received offers of employment from Acquirer or the First Step Surviving Corporation shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, and, if applicable a Benefits Waiver, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.
(iii)    (A) A contractor agreement shall have been duly executed by each Specified Contractor and each such contractor agreement shall be in full force and effect and (B) the Company shall have provided to Acquirer evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company set forth on Schedule 1.2(b)(xviii)-2 effective no later than immediately prior to the Closing.
(n)    Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under Delaware Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 90% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 90% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”).
(o)    Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.16.
(p)    Governmental Approvals. All filings with and approvals of any Governmental Entity required to be made or obtained in connection with the Transactions shall have been made or obtained and shall be in full force and effect and the applicable waiting period under the HSR Act and other applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity (the “Antitrust Condition”).
(q)    Stock Election. 60% of Converting Holders shall have made a Stock Election to allocate the Total Stock Consideration.
ARTICLE VII
TERMINATION
7.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:
(g)    by mutual written consent duly authorized by Acquirer and the Board;
(h)    by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before the date that is 90 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that either Acquirer or the Company may, by written notice to the other, extend the Termination Date to the date that is 180 days following the Agreement Date if, as of the Termination Date, (A) the Antitrust Condition shall not have been satisfied and (B) all of the other conditions to the Closing set forth in Article VI shall have been satisfied or waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions only need to be capable of being satisfied at the Closing); provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;
(i)    by either Acquirer or the Company, by written notice to the other, if (i) any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable, or (ii) the applicable Governmental Entity shall have notified any of the parties hereto that it is seeking, or intends to seek, the imposition of an Antitrust Restraint as a condition to the expiration or termination of any applicable waiting period under the HSR Act or other applicable Antitrust Law;
(j)    by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached Section 5.1 or Section 5.2, or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within 24 hours following the execution of this Agreement;
(k)    by the Company, by written notice to Acquirer, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured) or (ii) there shall have been a Material Adverse Effect with respect to the Acquirer; or
(l)    by either Acquirer or the Company, if the Stockholder Meeting shall have been held and completed and the Company Stockholder Approval has not been obtained at such Stockholder Meeting or at any adjournment or postponement thereof.
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Section 8.7(b) (Stockholders’ Agent’s indemnification), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any fraud or willful or intentional breach of any of such party’s representations, warranties, covenants, agreements or obligations.
ARTICLE VIII
ESCROW FUND AND INDEMNIFICATION
8.1    Escrow Fund.
(r)    At the Effective Time, Acquirer shall withhold the Escrow Amount and the Extended Escrow Amount from the Merger Consideration payable and issuable pursuant to Section 1.3(a) and Section 1.4(d) and shall deposit the Escrow Amount and the Extended Escrow Amount with the Escrow Agent (the aggregate amount of cash and shares of Acquirer Common Stock so held by the Escrow Agent from time to time, together with any non-taxable stock dividends declared and paid in respect of such shares, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in a form reasonably satisfactory to Acquirer and the Company, with such changes as Acquirer and the Stockholders’ Agent may agree in writing (the “Escrow Agreement”). The Escrow Fund shall constitute security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Section 1.6(i) and this Article VIII; provided that, following the date that is eighteen (18) months after the Effective Time, no Indemnified Person may make any claim against the Escrow Fund except for Capitalization Claims; provided, further, that the foregoing limitation regarding recovery against the Escrow Fund shall not otherwise limit the rights of Indemnified Persons with respect to Fundamental Claims. The Escrow Agent shall (i) hold the portion of the Escrow Fund consisting of the Escrow Amount until 11:59 p.m. local time on the date (the “Escrow Release Date”) that is 30 days after the date that is eighteen (18) months after the Effective Time and (ii) hold the portion of the Escrow Fund consisting of the Extended Escrow Amount until 11:59 p.m. local time on the date (the “Extended Escrow Release Date”) that is 30 days after the date that is thirty-six (36) months after the Effective Time. The Parties acknowledge and agree that (i) shares of Acquirer Common Stock constituting the Participating Electing Investor Stock Escrow Amount shall be treated by Acquirer as issued and outstanding stock of Acquirer, and the Electing Investors shall be entitled to exercise voting rights and to receive dividends with respect to such shares (other than stock dividends, which shall be retained by the Escrow Agent and included as part of the Escrow Fund), (ii) (A) the cash held in the Escrow Fund constituting the Participating Non-Electing Investor Cash Escrow Amount attributable to Company Stockholders is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local law, as appropriate and (B) if and to the extent any amounts of such Participating Non-Electing Investor Cash Escrow Amount are actually distributed to Company Stockholders, interest may be imputed on such amount, as required by Sections 483 or 1274 of the Code; (iii) (A) shares of Acquirer Common Stock held in the Escrow Fund constituting the Management Retention Plan Stock Escrow Amount and (B) the applicable cash portion of the Participating Non-Electing Investor Cash Escrow Amount attributable to any In the Money Option held by a Converting Holder are each subject to substantial limitations or restrictions such that such portion of the consideration is not constructively received by the MRP Participants and Converting Holders with respect to any In the Money Options, as applicable, for Tax purposes at the time of Closing and is not intended to be compensation or wages, or subject to withholding as such, until the distribution of such Escrow Amount (if any) is determined; and (iv) Acquirer shall be treated as the owner of the Participating Non-Electing Investor Cash Escrow Amount solely for tax purposes, and all interest and earnings earned from the investment and reinvestment of the Participating Non-Electing Investor Cash Escrow Amount, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, and no party shall take any action or filing position inconsistent with such characterizations except to the extent required by Applicable Law. The Escrow Interest Holders shall not receive interest or other earnings on the shares of Acquirer Common Stock (other than as set forth in the immediately preceding sentence) in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Escrow Interest Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Escrow Interest Holder, in each case prior to the distribution of the Escrow Fund to any Escrow Interest Holder in accordance with Section 8.1(b), except that each Escrow Interest Holder shall be entitled to assign such Escrow Interest Holder’s rights to such Escrow Interest Holder’s Escrow Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.
(s)    Within five Business Days following the Escrow Release Date or the Extended Escrow Release Date, as applicable, the Escrow Agent will distribute to each Escrow Interest Holder such Escrow Interest Holder’s Escrow Pro Rata Share of the Escrow Fund, subject to amounts that the Acquirer may continue to hold in the Escrow Fund pursuant to Section 8.4. Any portion of the Escrow Fund held by the Escrow Agent pursuant to Section 8.4 following the Escrow Release Date or Extended Escrow Release Date, as applicable, with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed by the Escrow Agent to the Escrow Interest Holder within five Business Days following resolution of such claims and in accordance with each such Escrow Interest Holder’s applicable Escrow Pro Rata Share of such portion of the Escrow Fund. All distributions to each Escrow Interest Holder pursuant to this Section 8.1(b) shall be made in the same form of payment as such Escrow Interest Holder contributed to the Escrow Fund. Acquirer shall release the shares of Acquirer Common Stock held in the Escrow Fund pursuant to this Section 8.1(b) without restrictive legends except as to shares of Acquirer Common Stock held by persons reasonably determined by Acquirer to be Affiliates (as such term is defined in Rule 144 under the Securities Act) and shall deliver such shares to the brokerage accounts of the applicable Converting Holders pursuant to information delivered by the Stockholders’ Agent.
8.2    Indemnification.
(e)    Subject to the limitations set forth in this Article VIII, from and after the Closing, each Converting Holder shall (in its capacity as a Converting Holder and/or MRP Participant, as applicable) severally but not jointly indemnify and hold harmless Acquirer, the Merger Subs and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages (not including punitive damages other than punitive damages specifically awarded to third parties), claims, fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel (other than costs related to in-house counsel), experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:
(i)    any failure of any representation or warranty made (A) by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) or (B) by any Person that delivered an Investor Representation Letter, in such Investor Representation Letter, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or the date of such Investor Representation Letter, as applicable, or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);
(ii)    any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;
(iii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company in this Agreement;
(iv)    any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate (including any failure to include any Pre-Closing Taxes and Taxes described in Section 1.8 in the calculation of Company Net Working Capital), or any Final Net Working Capital Shortfall;
(v)    any payments or issuances made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable or issuable (based on the Acquirer Stock Price) pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;
(vi)    any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests;
(vii)    any matter set forth in Schedule 2.5 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made on each date in Section 2.5 (Litigation);
(viii)    any Pre-Closing Taxes (except to the extent included in the calculation of Net Working Capital); and
(ix)    and with respect to any Converting Holder, any fraud, intentional misrepresentation or willful breach by or on behalf of the Company or such Converting Holder.
(f)    All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Escrow Release Date or Extended Escrow Release Date, as applicable, under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.
(g)    Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.
8.3    Indemnifiable Damage Threshold; Other Limitations.
(t)    Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 8.2(a) (other than claims arising out of, resulting from or in connection with any failure of any of the Special Representations) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $500,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification and may receive shares of Acquirer Common Stock from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.
(u)    If the Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy of the Indemnified Persons for monetary damages under this Agreement (and not specific performance or other non-monetary equitable remedies) arising out of, relating to or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a), except (I), in the case of fraud, intentional misrepresentation or willful breach by or on behalf of the Company or any representative of the Company or, with respect to a Converting Holder, with respect to which such Converting Holder has participated and (II), any failure of any of the representations and warranties made by (A) the Company in Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.9(b) (Status of Intellectual Property, solely as such representation and warranty relates to ownership of Company-Owned Intellectual Property), Section 2.10 (Taxes), Section 2.11 (Employee Benefit Plans and Employee Matters) or Section 2.16 (Transaction Fees), (B) the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections or (C) any Person that delivered an Investor Representation Letter in such Investor Representation Letter (collectively, the “Special Representations”) to be true and correct as aforesaid.
(v)    In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid, or a Final Net Working Capital Shortfall indemnifiable pursuant to Section 1.6(f), or the matters listed in clauses (iii) through (ix) of Section 8.2(a) (collectively, “Fundamental Claims”), after Indemnified Persons have exhausted or made claims upon all the cash and all the shares of Acquirer Common Stock held in the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Persons), each Converting Holder shall have Liability for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, (i) the total Liability of a Converting Holder for Fundamental Claims shall be limited to the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock actually received by such Converting Holder pursuant to Section 1.3(a) (net of all other claims recovered against such Converting Holder) and Section 1.4(d) and (ii) any limitation of Liability in this Section 8.3(c) shall not apply with respect to a Converting Holder, with respect to which such Converting Holder has actually participated in fraud, intentional misrepresentation or willful breach by or on behalf of the Company. For the avoidance of doubt, in no circumstance shall a Converting Holder have Liability in excess of the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock actually received by such Converting Holder except in the case of the Converting Holder’s actual participation in the fraud, intentional misrepresentation or willful breach by or on behalf of the Company.
(w)    An Indemnified Person’s first source of recovery for indemnification claims under this Article VIII shall be recourse against the shares of Acquirer Common Stock and cash in the Escrow Fund and the amounts that an Indemnified Person recovers from the Escrow Fund pursuant to Fundamental Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Fundamental Claims; provided that, following the date that is eighteen (18) months after the Effective Time, no Indemnified Person shall make any Fundamental Claim (or any other claim) against the Escrow Fund other than Capitalization Claims, but shall instead seek recourse against the Converting Holders directly, subject to the other limitations set forth in this Article VIII. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Fundamental Claim are first satisfied from the Escrow Fund and such recovery fully depletes the Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Fundamental Claim shall continue to be the full dollar value of the Escrow Fund (based on the Acquirer Stock Price) irrespective of the fact that the Escrow Fund was used to satisfy such Fundamental Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.
(x)    Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, contribution or right of advancement from Acquirer, the First Step Surviving Corporation or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the First Step Surviving Corporation with respect to any indemnification of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i), (ii) and (ix) of Section 8.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII, (iv) an Indemnified Person shall not be entitled to double recovery for any Indemnifiable Damages even though such Indemnifiable Damages may have resulted from the breach of one or more representations, warranties or covenants in this Agreement, and (v) no Converting Holder shall be liable for the breach of any covenant of another Converting Holder or any fraud, intentional misrepresentation or willful breach by or on behalf of any Person other than the Company or such Converting Holder; provided that nothing herein shall limit the liability of a Converting Holder for any fraud, intentional misrepresentation or willful breach by such Converting Holder.
8.4    Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. local time on the Escrow Release Date; provided, that, for the avoidance of doubt, no claim may be made based upon any state of facts (including any third-party claim) discovered after the Non-Fundamental Survival Date (as defined in Section 9.1), and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. local time on the date that is 30 days following (A) in the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (I) the failure of any of the representations and warranties made by the Company in Section 2.10 (Taxes) to be true and correct as aforesaid or (II) Pre-Closing Taxes, the date that is six years following the Closing and (B) in all other cases the expiration of the applicable statute of limitations; provided, that, for the avoidance of doubt, no claim may be made based upon any state of facts (including any third-party claim) discovered after the date that is six years following the Closing in the case of (A) above and the statute of limitations in the case of (B) above. Notwithstanding anything to the contrary contained herein, (i) such portion of the Escrow Fund at the Escrow Release Date as in the reasonable judgment of Acquirer may be necessary to satisfy any pending but unresolved claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied and (ii) such portion of the Escrow Fund consisting of the Extended Escrow Amount as in the reasonable judgment of Acquirer may be necessary to satisfy any pending but unresolved Capitalization Claims specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Extended Escrow Release Date shall remain in the Escrow Fund until such Capitalization Claims have been resolved or satisfied. The availability of the Escrow Fund to indemnify the Indemnified Persons will be determined without regard to any right to indemnification that any Converting Holder may have in his, her or its capacity as an officer, director, employee or agent of the Company and no such Converting Holder will be entitled to any indemnification from the Company or the First Step Surviving Corporation for amounts paid for indemnification, compensation or reimbursement under this Article VIII.
8.5    Claims.
(p)    Except for Claims arising under Section 1.6, which shall be governed pursuant thereto, from time to time during the Claims Period, Acquirer may deliver to the Stockholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):
(xiii)    stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);
(xiv)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and
(xv)    specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(q)    Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.
8.6    Resolution of Objections to Claims.
(a)    If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then the Escrow Agent shall, upon Acquirer’s direction, distribute to Acquirer an amount in cash and a number of shares of Acquirer Common Stock from the Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.
(b)    If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Acquirer an amount in cash and a number of shares of Acquirer Common Stock from the Escrow Fund in accordance with the terms of such joint written instruction.
(c)    If no such agreement can be reached during the 45-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 45-day period, either Acquirer or the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Holders, and Acquirer shall be entitled to instruct the Escrow Agent to distribute to Acquirer and amount in cash and a number of shares of Acquirer Common Stock from the Escrow Fund in accordance therewith.
(d)    Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
(e)    For the purpose of compensating Acquirer (on behalf of itself or any other Indemnified Person) for any Indemnifiable Damages pursuant to this Agreement, each whole share of Acquirer Common Stock in the Escrow Fund shall be deemed to have a value equal to the Acquirer Stock Price (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to Acquirer Common Stock occurring after the Effective Time). Any and all payments of cash and shares of Acquirer Common Stock made to an Indemnified Person hereunder shall be made on the same ratio of cash and shares of Acquirer Common Stock equal to the ratio of (i) the Participating Non-Electing Investor Cash Escrow Amount to (ii) the sum of the Participating Electing Investor Stock Escrow Amount and the Management Retention Plan Stock Escrow Amount.
(f)    Notwithstanding anything in this Section 8.6, any Claim for any Indemnifiable Damages pursuant to Section 1.6 with respect to any Final Net Working Capital Shortfall shall be governed pursuant to the provisions, including but not limited to the dispute resolution provisions, of Section 1.6.
8.7    Stockholders’ Agent.
(f)    At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent for and on behalf of the Converting Holders to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) after the Closing, give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to cancel a number of shares of Acquirer Common Stock held in the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment and issuance of the Merger Consideration less the Escrow Amount and the Extended Escrow Amount) in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the First Step Surviving Corporation) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article VIII, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate number of shares of Acquirer Common Stock then held in the Escrow Fund upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent.
(g)    The Stockholders’ Agent shall not be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Stockholders’ Agent shall serve as the Stockholders’ Agent without compensation other than pursuant to the terms of that certain Engagement Agreement to be entered into by and among the Stockholders’ Agent, the Company and certain of the Converting Holders (the “SRS Engagement Agreement”). The Converting Holders shall severally based on their Pro Rata Share but not jointly indemnify the Stockholders’ Agent and hold it harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Losses”) arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder and under the Escrow Agreement, in each case as such Agent Loss is suffered or incurred; provided, that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Converting Holders the amount of such indemnified Agent Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Agent by the Converting Holders, such Agent Losses, may be recovered by the Stockholders’ Agent from (i) the amounts in the Expense Fund and (ii) the portion of the Escrow Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such losses, Liabilities or expenses; provided that while this section allows the Stockholders’ Agent to be paid from the Expense Fund and the Escrow Fund, this does not relieve the Converting Holders from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise.
(h)    After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, Merger Sub, the First Step Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.
(i)    Upon the Closing, the Paying Agent will wire to the Stockholders’ Agent $350,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any third party expenses pursuant to this Agreement and the Escrow Agreement. The Converting Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Agent will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the completion of the Stockholders’ Agent’s responsibilities, the Stockholders’ Agent will deliver the balance of the Expense Fund to the Escrow Agent for further distribution to the Converting Holders on an Escrow Pro Rata Share basis. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Converting Holders at the time of Closing.
8.8    Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees (other than those of in-house legal counsel), other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 8.2). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person. However, Acquirer shall have the right in its sole discretion to determine and conduct, the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Stockholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). Solely to the extent that either the Stockholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 30 days after a written request therefor by Acquirer), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld its consent to the amount of any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution. If the Stockholders’ Agent reasonably objects to any such settlement, the existence or amount of Indemnifiable Damages shall be determined in accordance with Section 8.6.
8.9    Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.
8.10    Sole and Exclusive Remedy. This Article VIII shall constitute the sole and exclusive remedy after the Closing for recovery of Indemnifiable Damages by the Indemnified Persons (other than, with respect to a Converting Holder, claims for fraud, intentional misrepresentation or willful breach in which a Converting Holder participates). It is the express intent of the parties that, if an applicable survival period as contemplated by this Agreement is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Article VIII and Section 9.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.
ARTICLE IX
GENERAL PROVISIONS
9.1    Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is eighteen (18) months following the Closing Date (the “Non-Fundamental Survival Date”); provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations and for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date in accordance with Article VIII shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any fraud, intentional misrepresentation or willful breach by or on behalf of the Company or any representative of the Company or, with respect to a Converting Holder, only to the extent such Converting Holder has actually participated in such fraud, intentional misrepresentation or willful breach, which rights shall survive indefinitely. If the Merger is consummated, the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.
9.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)    if to Acquirer or Merger Subs, to:
Rocket Fuel Inc.
1900 Seaport Boulevard
Redwood City, CA 94063
Attention: General Counsel
Telephone No.:  650.595.1300
Email: legal@rocketfuel.com
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: R. Gregory Roussel
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500
(ii)    if to the Company, to:
X Plus Two Solutions, Inc.
315 Park Avenue, 12th Floor
New York, NY 10010
Attention: John Nardone
Telephone No.:  914-656-4069

with a copy (which shall not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
220 West 42nd Street, 17th Fl.
New York, NY 10036
Attention:     Steven L. Baglio
Daniel A. Goldberg
Facsimile No.:    (212) 430-3171
Telephone No.:    (877) 881-0530
(iii)    If to the Stockholders’ Agent, to:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Facsimile No.:  (303) 623-0294
Telephone No.:  (303) 648-4085
Email: deals@srsacquiom.com
Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
9.3    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
9.4    Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.
9.5    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or Merger Subs, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
9.6    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
9.7    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons).
9.8    Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Subs, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
9.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.10    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.11    Arbitration; Submission to Jurisdiction; Consent to Service of Process.
(g)    EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.
(h)    Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.
9.12    Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.
9.13    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
9.14    Plan of Merger. The identification of the parties in the introductory paragraph and the recital hereto, the portions of this Agreement and the Exhibits hereto that set forth the terms and conditions of the Merger and the manner and basis of converting the shares of the Company into cash constitute the plan of merger required under Section 251 of the DGCL (the “Plan of Merger”), any of the terms of the Plan of Merger may be made dependent upon facts ascertainable outside of the Plan of Merger, provided that the manner in which such facts shall operate upon the terms of the Merger is clearly and expressly set forth in the Plan of Merger. Accordingly, the Plan of Merger shall not include any disclosure schedule, other schedule or agreement entered into in connection herewith or any portion thereof unless specifically identified as part of the Plan of Merger approved by the Company’s board of directors for submission to the Company’s stockholders. Without limitation of the foregoing, any portion of this Agreement, any Exhibit, any part of the Company Disclosure Letter or any other schedule hereto or agreement entered into in connection herewith and otherwise part of the Plan of Merger may be redacted by the Company, prior to submission to a stockholder vote, as necessary to prevent public disclosure of facts ascertainable outside of the Plan of Merger that (1) the Company considers competitively sensitive information of the Company, Acquirer or Merger Subs; or (2) that identifies any current or former employee or consultant of the Company; provided that the manner in which such redacted facts shall operate upon the terms of the Merger is clearly and expressly set forth in the unredacted portions of such documents.
9.15    Representation By Counsel. Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.
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IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

ROCKET FUEL INC.

By: /s/ George H. John
Name: George H. John
Title: Chief Executive Officer

DENALI ACQUISITION SUB, INC.

By: /s/ George H. John
Name: George H. John
Title: Chief Executive Officer

DENALI ACQUISITION SUB II, LLC

By: /s/ George H. John
Name: George H. John
Title: Manager
IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

X PLUS TWO SOLUTIONS, INC.

By: /s/ John Nardone
Name: John Nardone
Title: Chief Executive Officer and President
IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, SOLELY IN ITS CAPACITY AS THE STOCKHOLDERS’ AGENT

By: /s/ Sam Riffe
Name: Sam Riffe
Title: Senior Director

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below:
“Accruing Dividends” means, for a particular share of Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock or Company Series C-1 Preferred Stock, the applicable Accruing Dividend as defined in Article Fourth, Section B.1. of the Company’s Certificate of Incorporation.
“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.
“Acquirer RSUs” means restricted stock units granted under the Acquirer’s 2013 Equity Incentive Plan.
“Acquirer Stock Price” means $24.22 per share of Acquirer Common Stock.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Electing Investor Series A-1 Liquidation Cash Amount” means an amount equal to the product of the Total Series A-1 Electing Investor Liquidation Preference multiplied by the Cash/Stock Ratio.
“Aggregate Electing Investor Series A-2 Liquidation Cash Amount” means an amount equal to the product of the Total Series A-2 Electing Investor Liquidation Preference multiplied by the Cash/Stock Ratio.
“Aggregate Electing Investor Series B Liquidation Cash Amount” means an amount equal to the product of the Total Series B Electing Investor Liquidation Preference multiplied by the Cash/Stock Ratio.
“Aggregate Electing Investor Series C Liquidation Cash Amount” means an amount equal to the product of the Total Series C Electing Investor Liquidation Preference multiplied by the Cash/Stock Ratio.
“Aggregate Electing Investor Series C-1 Liquidation Cash Amount” means an amount equal to the product of the Total Series C-1 Electing Investor Liquidation Preference multiplied by the Cash/Stock Ratio.
“Aggregate Electing Investor Series A-1 Liquidation Stock Amount” means an amount equal to the Total Series A-1 Electing Investor Liquidation Preference less the Aggregate Electing Investor Series A-1 Liquidation Cash Amount.
“Aggregate Electing Investor Series A-2 Liquidation Stock Amount” means an amount equal to the Total Series A-2 Electing Investor Liquidation Preference less the Aggregate Electing Investor Series A-2 Liquidation Cash Amount.
“Aggregate Electing Investor Series B Liquidation Stock Amount” means an amount equal to the Total Series B Electing Investor Liquidation Preference less the Aggregate Electing Investor Series B Liquidation Cash Amount.
“Aggregate Electing Investor Series C Liquidation Stock Amount” means an amount equal to the Total Series C Electing Investor Liquidation Preference less the Aggregate Electing Investor Series C Liquidation Cash Amount.
“Aggregate Electing Investor Series C-1 Liquidation Stock Amount” means an amount equal to the Total Series C-1 Electing Investor Liquidation Preference less the Aggregate Electing Investor Series C-1 Liquidation Cash Amount.
“Aggregate Exercise Price” means the sum of the exercise prices of all Company Options and Company Warrants that are unexpired, unexercised, vested and outstanding as of immediately prior to the Effective Time and that are included in the Fully-Diluted Company Capital Stock.
“Aggregate Liquidation Preference” means the sum of the Total Series A-1 Liquidation Preference, the Total Series A-2 Liquidation Preference, the Total Series B Liquidation Preference, the Total Series C Liquidation Preference and the Total Series C-1 Liquidation Preference.
“Aggregate Non-Electing Investor Liquidation Cash Amount” means the sum of the Aggregate Non-Electing Investor Series A-1 Liquidation Cash Amount, the Aggregate Non-Electing Investor Series A-2 Liquidation Cash Amount, the Aggregate Non-Electing Investor Series B Liquidation Cash Amount, the Aggregate Non-Electing Investor Series C Liquidation Cash Amount and the Aggregate Non-Electing Investor Series C-1 Liquidation Cash Amount.
“Aggregate Non-Electing Investor Series A-1 Liquidation Cash Amount” means an amount equal to the Total Series A-1 Liquidation Preference less the Total Series A-1 Electing Investor Liquidation Preference.
“Aggregate Non-Electing Investor Series A-2 Liquidation Cash Amount” means an amount equal to the Total Series A-2 Liquidation Preference less the Total Series A-2 Electing Investor Liquidation Preference.
“Aggregate Non-Electing Investor Series B Liquidation Cash Amount” means an amount equal to the Total Series B Liquidation Preference less the Total Series B Electing Investor Liquidation Preference.
“Aggregate Non-Electing Investor Series C Liquidation Cash Amount” means an amount equal to the Total Series C Liquidation Preference less the Total Series C Electing Investor Liquidation Preference.
“Aggregate Non-Electing Investor Series C-1 Liquidation Cash Amount” means an amount equal to the Total Series C-1 Liquidation Preference less the Total Series C-1 Electing Investor Liquidation Preference.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“Capitalization Claims” means claims for indemnification (a) arising from or related to a breach of the representations and warranties set forth in Section 2.2, or (b) under Section 8.2(a)(iv), Section 8.2(a)(v), or Section 8.2(a)(vi).
“Cash/Stock Ratio” means ratio equal to (i) the Total Electing Cash Consideration divided by (ii) an amount equal to (A) the Merger Consideration minus (B) the sum of the Total Non-Electing Consideration, the Total Management Retention Plan Amount, the Participating Electing Investor Stock Escrow Amount and the Total Unvested Consideration.
“Closing Net Working Capital Adjustment” means an amount in cash, if any, by which the Company Net Working Capital as of the Closing Date is greater than or less than the Company Net Working Capital Target. Such amount shall be expressed as either a positive or negative number to the extent it is greater than or less than the Company Net Working Capital Target, respectively.
“Closing Net Working Capital Target” means negative $4,500,000.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Closing Financial Certificate” means a certificate executed by the Chief Operating Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (A) the Company’s balance sheet prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (C) an itemized list of each element of the Company’s consolidated current assets and (D) an itemized list of each element of the Company’s consolidated total current liabilities) and (ii) any Transaction Expenses that are incurred but unpaid.
“Company Common Stock” means the common stock, par value of $0.00001 per share, of the Company.
“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of clauses “(i)” through “(vi)” or “(viii)” appertaining to third parties and (viii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent. Notwithstanding anything to the contrary in the foregoing, Company Debt shall not include the Revolving Loan.
“Company Net Working Capital” means, without duplication as of the Effective Time (I) the sum of (a) cash and cash equivalents, (b) Accounts Receivable net of allowances for doubtful Accounts Receivable, (c) unbilled Accounts Receivable, (d) prepaid expenses and (e) other current assets, minus (II) the sum of (i) accounts payable, (ii) accrued expenses (other than Transaction Expenses), (iii) the Line of Credit, (iv) all obligations with respect to deferred revenue, and (v) other current liabilities, in each case in subclause (I) and (II) above (except as with respect to Accounts Receivable which shall have the meaning ascribed to such term under this Agreement), as determined in accordance with GAAP using, to the extent in accordance with GAAP, the same accounting methods, principles, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the determination of the current assets or current liabilities, as applicable, in the preparation of the Company's last audited Financial Statement, excluding the effect of corresponding reductions in the Company’s accounts receivable that would otherwise be made in accordance with the Company’s year-end historical practice.
“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.
“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.
“Company Options” means options to purchase shares of Company Common Stock.
“Company Preferred Stock” means the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series C-1 Preferred Stock.
“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and the Company Warrantholders.
“Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.00001 per share, of the Company.
“Company Series A-2 Preferred Stock” means the Series A-2 Preferred Stock, par value $0.00001 per share, of the Company.
“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.00001 per share, of the Company.
“Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.00001 per share, of the Company.
“Company Series C-1 Preferred Stock” means the Series C-1 Preferred Stock, par value $0.00001 per share, of the Company.
“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.
“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.
“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.
“Company Warrants” means warrants to purchase shares of Company Capital Stock.
“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the First Step Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter, in each case, who accept employment to remain employees of the First Step Surviving Corporation or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“Converting Holders” means (i) Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares), (ii) Company Optionholders holding In the Money Options and (iii) Company Warrantholders holding In the Money Warrants, in each case as of immediately prior to the Effective Time.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with Delaware Law in connection with the Merger.
“Electing Investor” means a Converting Holder (other than a Company Optionholder) makes a valid Stock Election pursuant to this Agreement.
“Electing Investor Series A-1 Total Cash per Share Amount” means an amount of cash equal to the sum of the Electing Investor Series A-1 Liquidation Cash per Share Amount plus the Participating Electing Investor Cash per Share Amount.
“Electing Investor Series A-2 Total Cash per Share Amount” means an amount of cash equal to the sum of the Electing Investor Series A-2 Liquidation Cash per Share Amount plus the Participating Electing Investor Cash per Share Amount.
“Electing Investor Series B Total Cash per Share Amount” means an amount of cash equal to the sum of the Electing Investor Series B Liquidation Cash per Share Amount plus the Participating Electing Investor Cash per Share Amount.
“Electing Investor Series C Total Cash per Share Amount” means an amount of cash equal to the sum of the Electing Investor Series C Liquidation Cash per Share Amount plus the Participating Electing Investor Cash per Share Amount.
“Electing Investor Series C-1 Total Cash per Share Amount” means an amount of cash equal to the sum of the Electing Investor Series C-1 Liquidation Cash per Share Amount plus the Participating Electing Investor Cash per Share Amount.
“Electing Investor Series A-1 Total Stock per Share Amount” means the number of shares of Acquirer Stock equal to the sum of the Electing Investor Series A-1 Liquidation Stock per Share Amount plus the Participating Electing Investor Stock per Share Amount.
“Electing Investor Series A-2 Total Stock per Share Amount” means the number of shares of Acquirer Stock equal to the sum of the Electing Investor Series A-2 Liquidation Stock per Share Amount plus the Participating Electing Investor Stock per Share Amount.
“Electing Investor Series B Total Stock per Share Amount” means the number of shares of Acquirer Stock equal to the sum of the Electing Investor Series B Liquidation Stock per Share Amount plus the Participating Electing Investor Stock per Share Amount.
“Electing Investor Series C Total Stock per Share Amount” means the number of shares of Acquirer Stock equal to the sum of the Electing Investor Series C Liquidation Stock per Share Amount plus the Participating Electing Investor Stock per Share Amount.
“Electing Investor Series C-1 Total Stock per Share Amount” means the number of shares of Acquirer Stock equal to the sum of the Electing Investor Series C-1 Liquidation Stock per Share Amount plus the Participating Electing Investor Stock per Share Amount.
“Electing Investor Series A-1 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Electing Investor Series A-1 Liquidation Cash Amount divided by the Fully-Diluted Electing Investor Series A-1 Preferred Stock.
“Electing Investor Series A-2 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Electing Investor Series A-2 Liquidation Cash Amount divided by the Fully-Diluted Electing Investor Series A-2 Preferred Stock.
“Electing Investor Series B Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Electing Investor Series B Liquidation Cash Amount divided by the Fully-Diluted Electing Investor Series B Preferred Stock.
“Electing Investor Series C Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Electing Investor Series C Liquidation Cash Amount divided by the Fully-Diluted Electing Investor Series C Preferred Stock.
“Electing Investor Series C-1 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Electing Investor Series C-1 Liquidation Cash Amount divided by the Fully-Diluted Electing Investor Series C-1 Preferred Stock.
“Electing Investor Series A-1 Liquidation Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Aggregate Electing Investor Series A-1 Liquidation Stock Amount divided by the Fully-Diluted Electing Investor Series A-1 Preferred Stock, divided by (B) the Acquirer Stock Price.
“Electing Investor Series A-2 Liquidation Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Aggregate Electing Investor Series A-2 Liquidation Stock Amount divided by the Fully-Diluted Electing Investor Series A-2 Preferred Stock, divided by (B) the Acquirer Stock Price.
“Electing Investor Series B Liquidation Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Aggregate Electing Investor Series B Liquidation Stock Amount divided by the Fully-Diluted Electing Investor Series B Preferred Stock, divided by (B) the Acquirer Stock Price.
“Electing Investor Series C Liquidation Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Aggregate Electing Investor Series C Liquidation Stock Amount divided by the Fully-Diluted Electing Investor Series C Preferred Stock, divided by (B) the Acquirer Stock Price.
“Electing Investor Series C-1 Liquidation Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Aggregate Electing Investor Series C-1 Liquidation Stock Amount divided by the Fully-Diluted Electing Investor Series C-1 Preferred Stock, divided by (B) the Acquirer Stock Price.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Escrow Amount” means $23,000,000.
“Escrow Interest Holders” means the Converting Holders and the MRP Participants.
“Escrow Pro Rata Share” means, (A) with respect to an Escrow Interest Holder which is a Non-Electing Investor, the product of (i) the number of Vested Company Shares held by such Escrow Interest Holder divided by the Fully-Diluted Non-Electing Investor Company Capital Stock multiplied by (ii) the Participating Non-Electing Investor Cash Escrow Amount divided by the Escrow Amount or (B) with respect to an Escrow Interest Holder which is an Electing Investor, the product of (x) the number of Vested Company Shares held by such Escrow Interest Holder divided by the Fully-Diluted Electing Investor Company Capital Stock multiplied by (ii) the Participating Electing Investor Stock Escrow Amount divided by the Escrow Amount.
“Escrow Ratio” means a ratio equal to (A) the sum of the Escrow Amount and the Extended Escrow Amount divided by (B) the sum of (i) the Total Participating Holder Consideration and (ii) the Total Management Retention Plan Amount.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Extended Escrow Amount” means $11,500,000.
“Fully-Diluted Company Capital Stock” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and issuable upon the exercise of Company Warrants or Company Options (notwithstanding any Option Waivers).
“Fully-Diluted Series A-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Series A-2 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A-2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series A-2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Series B Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Series C Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series C Preferred Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series C Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Series C-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series C-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series C-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Non-Electing Investor Series A-1 Preferred Stock” means the aggregate number of shares of Company Series A-1 Preferred Stock equal to the Fully-Diluted Series A-1 Preferred Stock less the Fully-Diluted Electing Investor Series A-1 Preferred Stock.
“Fully-Diluted Non-Electing Investor Series A-2 Preferred Stock” means the aggregate number of shares of Company Series A-2 Preferred Stock equal to the Fully-Diluted Series A-2 Preferred Stock less the Fully-Diluted Electing Investor Series A-2 Preferred Stock.
“Fully-Diluted Non-Electing Investor Series B Preferred Stock” means the aggregate number of shares of Company Series B Preferred Stock equal to the Fully-Diluted Series B Preferred Stock less the Fully-Diluted Electing Investor Series B Preferred Stock.
“Fully-Diluted Non-Electing Investor Series C Preferred Stock” means the aggregate number of shares of Company Series C Preferred Stock equal to the Fully-Diluted Series C Preferred Stock less the Fully-Diluted Electing Investor Series C Preferred Stock.
“Fully-Diluted Non-Electing Investor Series C-1 Preferred Stock” means the aggregate number of shares of Company Series C-1 Preferred Stock equal to the Fully-Diluted Series C-1 Preferred Stock less the Fully-Diluted Electing Investor Series C-1 Preferred Stock.
“Fully-Diluted Electing Investor Series A-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A-1 Preferred Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Electing Investor Series A-2 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A-2 Preferred Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series A-2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Electing Investor Series B Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series B Preferred Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Electing Investor Series C Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series C Preferred Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series C Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Electing Investor Series C-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series C-1 Preferred Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options, Company Warrants or other direct or indirect rights to acquire shares of the Company Series C-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Fully-Diluted Non-Electing Investor Company Capital Stock” means the aggregate number of shares of Company Capital Stock equal to the Full-Diluted Company Capital Stock less the Fully-Diluted Electing Investor Company Capital Stock less the Fully-Diluted Unvested Company Shares.
“Fully-Diluted Unvested Company Shares” means the sum, without duplication, of the aggregate number of Unvested Company Shares.
“Fully-Diluted Electing Investor Company Capital Stock” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock held by Electing Investors that are issued and outstanding immediately prior to the Effective Time and issuable upon the exercise of Company Warrants or In the Money Options (notwithstanding any Option Waivers).
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“Highest In the Money Exercise Price” means the highest per share exercise price at which the Participating Non-Electing Investor Cash Per Share Amount would exceed such highest per share exercise price assuming that (I) all Company Options outstanding as of immediately prior to the Effective Time (x) with a per share exercise price equal to or less than such highest per share exercise price are included in the Fully-Diluted Company Common Stock and (y) with a per share exercise price greater than such highest per share exercise price are excluded from the Fully-Diluted Company Capital Stock and (II) the sum of the exercise prices of all Company Options (x) with a per share exercise price equal to or less than such highest per share exercise price were included in the Aggregate Exercise Price and (y) with a per share exercise price greater than such highest per share exercise price were excluded from the Aggregate Exercise Price.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
“In the Money Options” means the unexercised, validly issued, unexpired and vested Company Options or portions of Company Options that are outstanding immediately prior to the Effective Time (notwithstanding any Option Waivers) and that have an exercise price that is less than the Highest In the Money Exercise Price.
“IRS” means the United States Internal Revenue Service.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Key Employees; provided that any executive officer or Key Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Key Employee, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such executive officer’s or Key Employee’s employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such executive officer or Key Employee, (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such executive officer’s or Key Employee’s employer or (D) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Key Employee’s direct subordinates or reports.
“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Line of Credit” means all obligations (including principal and accrued interest) outstanding as of the Effective Time under the Revolving Loan pursuant to that certain Loan and Security Agreement by and between the Company and Ares Capital Corporation dated April 1, 2013, as amended as of March 28, 2013.
“Management Retention Plan” means the Company’s Amended and Restated Management Retention Plan adopted by the board of directors of the Company on October 15, 2013.
“Management Retention Plan Stock Escrow Amount” means an amount equal to the product of the Total Management Retention Plan Amount multiplied by the Escrow Ratio.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term financial condition, assets (including intangible assets), Liabilities, business, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in GAAP (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), or (D) with respect to Acquirer only, any fluctuations or volatility in the publicly traded stock price of Acquirer Common Stock in and of itself (provided that the underlying causes of such fluctuations or volatility may constitute or be taken into account in determining whether there has been, or would be, a Material Adverse Effect), or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.
“Merger Consideration” means the Total Cash Consideration plus the Total Stock Consideration.
“MRP Cash/Stock Ratio” shall mean 50%.
“MRP Participant” mean each Person who is entitled to receive any payments pursuant to the terms of the Management Retention Plan in connection with transactions contemplated by the Agreement.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.
“Non-Electing Investor” means a Converting Holder who makes a Cash Election or who does not make a valid Stock Election or who does not deliver a Merger Election Consideration Form in accordance with the provisions of this Agreement.
“Non-Electing Investor Series A-1 Total Cash per Share Amount” means an amount of cash equal to the sum of the Non-Electing Investor Series A-1 Liquidation Cash per Share Amount plus the Participating Non-Electing Investor Cash per Share Amount.
“Non-Electing Investor Series A-2 Total Cash per Share Amount” means an amount of cash equal to the sum of the Non-Electing Investor Series A-2 Liquidation Cash per Share Amount plus the Participating Non-Electing Investor Cash per Share Amount.
“Non-Electing Investor Series B Total Cash per Share Amount” means an amount of cash equal to the sum of the Non-Electing Investor Series B Liquidation Cash per Share Amount plus the Participating Non-Electing Investor Cash per Share Amount.
“Non-Electing Investor Series C Total Cash per Share Amount” means an amount of cash equal to the sum of the Non-Electing Investor Series C Liquidation Cash per Share Amount plus the Participating Non-Electing Investor Cash per Share Amount.
“Non-Electing Investor Series C-1 Total Cash per Share Amount” means an amount of cash equal to the sum of the Non-Electing Investor Series C-1 Liquidation Cash per Share Amount plus the Participating Non-Electing Investor Cash per Share Amount.
“Non-Electing Investor Series A-1 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Non-Electing Investor Series A-1 Liquidation Cash Amount divided by the Fully-Diluted Non-Electing Investor Series A-1 Preferred Stock.
“Non-Electing Investor Series A-2 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Non-Electing Investor Series A-2 Liquidation Cash Amount divided by the Fully-Diluted Non-Electing Investor Series A-2 Preferred Stock.
“Non-Electing Investor Series B Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Non-Electing Investor Series B Liquidation Cash Amount divided by the Fully-Diluted Non-Electing Investor Series B Preferred Stock.
“Non-Electing Investor Series C Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Non-Electing Investor Series C Liquidation Cash Amount divided by the Fully-Diluted Non-Electing Investor Series C Preferred Stock.
“Non-Electing Investor Series C-1 Liquidation Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Aggregate Non-Electing Investor Series C-1 Liquidation Cash Amount divided by the Fully-Diluted Non-Electing Investor Series C-1 Preferred Stock.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Participating Electing Investor Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Participating Electing Investor Cash Amount divided by the Fully-Diluted Electing Investor Company Capital Stock.
“Participating Electing Investor Stock per Share Amount” means the number of shares of Acquirer Common Stock equal to (A) the quotient resulting from the Participating Electing Investor Closing Stock Amount divided by the Fully-Diluted Electing Investor Company Capital Stock divided by (B) the Acquirer Stock Price.
“Participating Non-Electing Investor Cash Escrow Amount” means an amount equal to the product (A) the Participating Holder Escrow multiplied by (B) a ratio equal to (i) the Fully-Diluted Non-Electing Investor Company Capital Stock divided by (ii) the sum of (x) the Fully-Diluted Non-Electing Investor Company Capital Stock and the Fully-Diluted Electing Investor Company Capital Stock.
“Participating Non-Electing Investor Cash per Share Amount” means an amount of cash equal to the quotient resulting from the Participating Non-Electing Investor Closing Cash Amount divided by the sum of (A) the Fully-Diluted Non-Electing Investor Company Capital Stock, and (B) the Fully-Diluted Unvested Company Shares.
“Participating Non-Electing Investor Closing Cash Amount” means an amount equal to the Total Participating Non-Electing Investor Consideration less the Participating Non-Electing Investor Cash Escrow Amount.
“Participating Electing Investor Cash Amount” means an amount equal to the product of the Total Participating Electing Investor Consideration multiplied by the Cash/Stock Ratio.
“Participating Electing Investor Closing Stock Amount” means an amount equal to the Total Participating Electing Investor Consideration less the Participating Electing Investor Cash Amount.
“Participating Electing Investor Stock Escrow Amount” means an amount equal to the product of (A) the Participating Holder Escrow multiplied by (B) a ratio equal to (i) the Fully-Diluted Electing Investor Company Capital Stock divided by (ii) the sum of (x) the Fully-Diluted Non-Electing Investor Company Capital Stock and the Fully-Diluted Electing Investor Company Capital Stock
“Participating Holder Escrow Amount” means an amount equal to (A) the sum of the Escrow Amount and the Extended Escrow Amount less (B) the Management Retention Plan Escrow Amount.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been provided to Acquirer).
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.
“Pre-Closing Taxes” means any Taxes of the Company for a Taxable period (or portion thereof) ending on or prior to the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.
“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash plus the product of (i) the Acquirer Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock that such Converting Holder is entitled to be paid and issued, respectively, pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and Section 1.4(d) and the denominator of which is the sum of the aggregate amount of cash plus the product of (i) the Acquirer Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock that all Converting Holders are entitled to be paid and issued, respectively, pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and Section 1.4(d).
“Revolving Loan” has the meaning set forth in that certain Loan and Security Agreement by and between the Company and Ares Capital Corporation dated as of April 1, 2013, amended as of March 28, 2013.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Straddle Period” means any Taxable period beginning before the Closing Date and ending after the Closing Date.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Total Electing Consideration” means the sum of the Aggregate Liquidation Preference, the Total Management Retention Plan Amount and the Total Participating Electing Investor Consideration.
“Total Electing Cash Consideration” means an amount equal to the Total Cash Consideration less the sum of (i) the Total Non-Electing Consideration and (ii) the Total Management Retention Plan Cash Amount.
“Total Non-Electing Consideration” means an amount equal to the the sum of (i) the Aggregate Non-Electing Investor Liquidation Cash Amount, (ii) the Total Participating Non-Electing Investor Consideration and (iii) the Participating Non-Electing Investor Cash Escrow Amount.
“Total Cash Consideration” means $100,000,000 in cash plus (A) the Aggregate Exercise Price less (B) the amount of the Closing Net Working Capital Adjustment to the extent that the Closing Net Working Capital as of the Closing Date is less than Closing Net Working Capital Target plus (C) the amount of the Closing Net Working Capital Adjustment to the extent that the Closing Net Working Capital as of the Closing Date is greater than Closing Net Working Capital Target less (D) the Transaction Expenses that are incurred but unpaid as of the Closing, less (E) the Expense Fund and less (F) all outstanding Company Debt as of immediately prior to the Closing.
“Total Management Retention Plan Amount” means an amount equal to $10,136,632.15, subject to amendment as set forth in the Spreadsheet.
“Total Management Retention Plan Cash Amount” means an amount equal to the product of the Total Management Retention Plan Amount multiplied by the MRP Cash/Stock Ratio.
“Total Management Retention Plan Stock Amount” means an amount equal to the Total Management Retention Plan Amount less the Total Management Retention Plan Cash Amount.
“Total Participating Holder Consideration” means an amount equal to the Merger Consideration less (i) the Aggregate Liquidation Preference and (ii) the Total Management Retention Plan Amount.
“Total Participating Electing Investor Consideration” means an amount equal to the product of (A) the sum of (x) the Total Participating Holder Consideration less (y) the Participating Holder Escrow Amount multiplied by (B) the quotient obtained by dividing (i) the Fully-Diluted Electing Investor Company Capital Stock by (ii) the Fully-Diluted Company Capital Stock.
“Total Participating Non-Electing Investor Consideration” means an amount equal to the product of (A) the sum of (x) the Total Participating Holder Consideration less (y) the Participating Holder Escrow Amount multiplied by (B) the quotient obtained by dividing (i) the Fully-Diluted Non-Electing Investor Company Capital Stock by (ii) the Fully-Diluted Company Capital Stock.
“Total Series A-1 Liquidation Preference” means $19,454,499.08 plus the amount of any Accruing Dividends for the Series A-1 Preferred Stock accrued following the Agreement Date set forth in the Spreadsheet.
“Total Series A-2 Liquidation Preference” means $26,987,016.78 plus the amount of any Accruing Dividends for the Series A-2 Preferred Stock accrued following the Agreement Date set forth in the Spreadsheet.
“Total Series B Liquidation Preference” means $12,913,073.01 plus the amount of any Accruing Dividends for the Series B Preferred Stock accrued following the Agreement Date set forth in the Spreadsheet.
“Total Series C Liquidation Preference” means $12,436,238.55 plus the amount of any Accruing Dividends for the Series C Preferred Stock accrued following the Agreement Date set forth in the Spreadsheet.
“Total Series C-1 Liquidation Preference” means $3,030,395.20 plus the amount of any Accruing Dividends for the Series C-1 Preferred Stock accrued following the Agreement Date set forth in the Spreadsheet.
“Total Series A-1 Electing Investor Liquidation Preference” means an amount equal to the product of (A) the Total Series A-1 Liquidation Preference multiplied by (B) the quotient of the Fully-Diluted Electing Investor Series A-1 Preferred Stock divided by the Fully-Diluted Series A-1 Preferred Stock.
“Total Series A-2 Electing Investor Liquidation Preference” means an amount equal to the product of (A) the Total Series A-2 Liquidation Preference multiplied by (B) the quotient of the Fully-Diluted Electing Investor Series A-2 Preferred Stock divided by the Fully-Diluted Series A-2 Preferred Stock.
“Total Series B Electing Investor Liquidation Preference” means an amount equal to the product of (A) the Total Series B Liquidation Preference multiplied by (B) the quotient of the Fully-Diluted Electing Investor Series B Preferred Stock divided by the Fully-Diluted Series B Preferred Stock.
“Total Series C Electing Investor Liquidation Preference” means an amount equal to the product of (A) the Total Series C Liquidation Preference multiplied by (B) the quotient of the Fully-Diluted Electing Investor Series C Preferred Stock divided by the Fully-Diluted Series C Preferred Stock.
“Total Series C-1 Electing Investor Liquidation Preference” means an amount equal to the product of (A) the Total Series C-1 Liquidation Preference multiplied by (B) the quotient of the Fully-Diluted Electing Investor Series C-1 Preferred Stock divided by the Fully-Diluted Series C-1 Preferred Stock.
“Total Stock Consideration” means $130,000,000, issuable in shares of Acquirer Common Stock.
“Total Unvested Consideration” means an amount equal to the product of (A) the sum of (x) the Total Participating Holder Consideration less (y) the Participating Holder Escrow Amount multiplied by (B) the quotient obtained by dividing (i) the Unvested Company Shares by (ii) the Fully-Diluted Company Capital Stock.
“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including, without duplication, (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, (iii) all bonuses or severance obligations owed by the Company to the Company’s directors, employees and/or consultants (excluding the Total Management Retention Plan Cash Amount and the Total Management Retention Plan Stock Amount but including, without limitation, all severance or other payments owed to the individuals set forth on Schedule A) in connection with the Merger that are unpaid as of the Closing (after giving effect to any Benefits Waivers), and (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders for which the Company is obligated to pay).
“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).
“Vested Company Shares” means with respect to any Converting Holder, the aggregate number of shares, without duplication, of Company Capital Stock held by such Converting Holder, immediately prior to the Effective Time, including any shares of Company Capital Stock issuable upon the exercise of Company Warrants or In the Money Options.
Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”    5.16
“401(k) Plan”    1.2(b)(xii)
“Acquirer NWC Notice”    1.6(b)
“Acquirer’s Difference”    1.6(h)
“Acquirer”    Preamble
“Acquirer SEC Reports”    3.7
“Agreement Date”    Preamble
“Agreement”    Preamble
“Antitrust Condition”    6.1(c)
“Antitrust Laws”    5.4(b)
“Antitrust Restraint”    5.4(c)
“Author”    2.9(g)
“Basket”    8.3(a)
“Board”    Recitals
“Bylaws”    1.2(b)(ii)
“Cash Bonus Release Agreements”    1.2(b)(xxiii)
“Certificate of Incorporation”    1.2(b)(ii)
“Certificate of Merger”    1.1(d)
“Certificates”    1.4(b)(i)
“Claim Certificate”    8.5(a)
“Claims Period”    8.4
“Claims Date”        8.4
“Closing Date”    1.1(c)
“Closing”    1.1(c)
“COBRA”    2.11(c)
“Company”    Preamble
“Company Authorizations”    2.7(b)
“Company Balance Sheet Date”    2.4(b)
“Company Balance Sheet”    2.4(b)
“Company Data”    2.9(a)(i)
“Company Data Agreement”    2.9(a)(ii)
“Company Databases”    2.9(r)2.9(r)(viii)
“Company Disclosure Letter”    Article II
“Company Disclosure Letter Update” 4.3
“Company Employee Plans”    2.11(a)
“Company Indemnified Parties”    5.18(a)
“Company Indemnification Provisions”    5.18(a)
“Company Intellectual Property”    2.9(a)(iii)
“Company Intellectual Property Agreements”    2.9(a)(iv)
“Company-Licensed Data”    2.9(r)2.9(r)(ix)
“Company-Owned Data”    2.9(r)2.9(r)(x)
“Company-Owned Intellectual
Property”    2.9(a)(v)
“Company Privacy Policies”    2.9(a)(vi)
“Company Privacy Commitments”    2.9(r)2.9(r)(i)
“Company Products”    2.9(a)(vii)
“Company Registered Intellectual Property”    2.9(a)(viii)
“Company Source Code”    2.9(a)(ix)
“Company Stockholder Approval”    2.3(a)
“Company Voting Debt”    2.2(e)
“Company Websites”    2.9(a)(x)
“Confidential Information”    2.9(i)
“Confidentiality Agreement”    5.3(a)
“Consenting Stockholders”    Recitals
“Designated Employees”    5.100
“DMCA”    2.9(k)
“Effective Time”    1.1(d)
“Employee RSUs”    5.12
“ERISA”    2.11(a)
“ERISA Affiliate”    2.11(a)
“Escrow Agent”    1.4(a)(ii)
“Escrow Agreement”    8.1(a)
“Escrow Fund”        8.1(a)
“Escrow Release Date”    8.1(a)
“Export Approvals”    2.19
“Extended Escrow Release Date”    8.1(a)
“Final Net Working Capital Shortfall”    1.6(f)
“Final Net Working Capital”    1.6(f)
“Financial Statements”    2.4(a)
“Final Surviving Entity”    1.1(a)
“First Step Surviving Corporation”    1.1(a)
“Fundamental Claims”    8.3(c)
“Government Contract”    2.15(a)(xxvi)
“Escrow Fund”             8.1(a)
“Escrow Release Date”         8.1(a)
“ICT Infrastructure”    2.9(q)(i)
“Indemnifiable Damages”    8.2(a)
“Indemnified Person”    8.2(a)
“Intellectual Property”    2.9(a)(xi)
“Intellectual Property Rights”    2.9(a)(xii)
“Investor Representation Letter”    Recitals
“Investor Rights Agreement” 1.2(a)(iii)
“Joinder Agreement”    1.2(b)(vi)
“Key Employee”    Recitals
“Letter of Transmittal”    1.4(b)(i)
“Material Contracts”    2.15(a)
“Merger”    Recitals
“Merger Consideration Election Form”    1.4(a)
“Merger Sub”    Preamble
“New Litigation Claim”    5.6
“Non-Competition Agreement”    Recitals
“Notice of Objection”    1.6(c)
“NWC Calculations”    1.6(b)
“Offer Letter”    Recitals
“Open Source Materials”    2.9(a)(xiii)
“Option Payments”    1.3(a)(xiii)
“Option Waiver”    1.2(b)(xxii)
“Parachute Payment Waiver”    1.2(b)(xxiii)
“Paying and Exchange Agent”    1.4(b)(ii)
“Personal Data”    2.9(a)(xiv)
“Privacy Laws”    2.9(a)(xv)
“Process” or “Processing”    2.9(a)(xvi)
“Proprietary Information and Technology”    2.9(a)(xvii)
“Proxy Statement”    5.1(b)
“Requisite Stockholder Approval”    6.3(h)
“Reviewing Accountant”    1.6(e)
“SEC”    3.7
“Section 280G Approvals”    5.16
“Section 280G Payments”    5.16
“Significant Customer”    2.20
“Significant Supplier”    2.21
“Special Representations”    8.3(b)
“Specified Employees”     Recitals
“Spreadsheet”    5.8
“Stockholder Agreement”    Recitals
“Stockholder Meeting”    5.1(b)
“Stockholder Notice”    5.1(c)
“Stockholders’ Agent”    Preamble
“Stockholders’ Agent’s Difference”    1.6(h)
“Tail Insurance Coverage”    5.18(b)
“Termination Date”    7.1(b)
“Third-Party Claim”    8.8
“Third-Party Intellectual Property”    2.9(a)(xviii)
“Transactions”    Recitals
“WARN Act”        2.11(n)
“Written Consent”    Recital